As filed with the Securities and Exchange Commission on June 12, 2000.

                                                Registration No. 333-
                                                                 811-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


                                    FORM S-6


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                            ------------------------

                  FIRST AMERITAS VARIABLE LIFE SEPARATE ACCOUNT
                                  (REGISTRANT)

                 FIRST AMERITAS LIFE INSURANCE CORP. of NEW YORK
                                   (DEPOSITOR)
                           400 Rella Blvd., Suite 304
                          Suffern, New York 10901-4253
                                 1-800-215-1096
                            ------------------------

                                DONALD R. STADING
                          Secretary and General Counsel
                 First Ameritas Life Insurance Corp. of New York
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                 (402) 467-7465

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

It is proposed that this filing will become effective:

        [ ] immediately upon filing pursuant to paragraph b
        [ ] on ____________ pursuant to paragraph b of Rule 485
        [X] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
        [ ] on pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
        [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                      TITLE OF SECURITIES BEING REGISTERED:
                       SECURITIES OF UNIT INVESTMENT TRUST

RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
AND THE PROSPECTUS

ITEM NO. OF
FORM N-8B-2          CAPTION IN PROSPECTUS

       1              Cover Page
       2              Cover Page
       3              Not Applicable
       4              Distribution of the Policies
       5              First Ameritas Variable Life Separate Account
       6              First Ameritas Variable Life Separate Account
       7              Not Required
       8              Not Required
       9              Legal Proceedings
     10               Summary; Addition, Deletion of  Substitution  of
                      Investments; Policy Benefits; Policy Rights; Payment and
                      Allocation  of  Premiums;  General  Provisions;   Voting
                      Rights
     11               Summary; The Funds
     12               Summary; The Funds
     13               Summary; The Funds - Charges and Deductions
     14               Summary; Payment and Allocation of Premiums
     15               Summary; Payment and Allocation of Premiums
     16               Summary; Calvert Variable Series, Inc. Ameritas
                      Portfolios,  Calvert  Variable  Series,  Inc.,  Variable
                      Insurance  Products Fund,  Variable  Insurance  Products
                      Fund II, The Alger American Fund, MFS Variable Insurance
                      Trust,  and Morgan Stanley Dean Witter  Universal Funds,
                      Inc.
     17               Summary, Policy Rights
     18               Calvert Variable Series, Inc. Ameritas Portfolios, Calvert
                      Variable Series, Inc., Variable Insurance Products Fund,
                      Variable Insurance Products Fund II, The Alger American
                      Fund, MFS Variable Insurance Trust, and Morgan Stanley
                      Dean Witter Universal Funds, Inc.
     19               General Provisions; Voting Rights
     20               Not Applicable
     21               Summary; Policy Rights, Loan Benefits; General Provisions
     22               Not Applicable
     23               Safekeeping of the Separate Account's Assets
     24               General Provisions
     25               First Ameritas Life Insurance Corp. of New York
     26               Not Applicable
     27               First Ameritas Life Insurance Corp. of New York
     28               Executive Officers and Directors of First Ameritas; First
                      Ameritas Life Insurance Corp. of New York
     29               First Ameritas Life Insurance Corp. of New York
     30               Not Applicable
     31               Not Applicable
     32               Not Applicable
     33               Not Applicable
     34               Not Applicable
     35               Not Applicable
     36               Not Required
     37               Not Applicable
     38               Distribution of the Policies
     39               Distribution of the Policies
     40               Distribution of the Policies
     41               Distribution of the Policies

     ITEM NO. OF
     FORM N-8B-2         CAPTION IN PROSPECTUS


     42               Not Applicable
     43               Not Applicable
     44               Accumulation Value; Payment and Allocation of Premium
     45               Not Applicable
     46               The Funds; Accumulation Value
     47               The Funds
     48               State Regulation of First Ameritas
     49               Not Applicable
     50               The Separate Account
     51               Cover Page; Summary; Policy Benefits; Payment and
                      Allocation of Premiums, Charges and Deductions
     52               Addition, Deletion or Substitution of Investments
     53               Summary; Federal Tax Matters
     54               Not Applicable
     55               Not Applicable
     56               Not Required
     57               Not Required
     58               Not Required
     59               Financial Statements

                                           FIRST AMERITAS
                                           LIFE INSURANCE CORP. OF NEW YORK LOGO

PROSPECTUS


                                                             Suffern, New York

ENCORE! II--A Flexible Premium Variable Universal Life Insurance Policy issued by First Ameritas Life Insurance Corp. of New York

                                                 Service Office: 5900 "O" Street
                                                 Lincoln, Nebraska 68501
                                                 1-800-745-1112

ENCORE! II is a flexible premium variable universal life insurance Policy ("Policy") issued by First Ameritas Life Insurance Corp. of New York ("First Ameritas"). Like traditional life insurance policies, an ENCORE! II Policy provides Death Benefits to Beneficiaries and gives you, the Policy Owner, the opportunity to increase the Policy's value. Unlike traditional policies, ENCORE! II lets you vary the frequency and amount of premium payments, rather than follow a fixed premium payment schedule. It also lets you change the level of Death Benefits as often as once each year.

An ENCORE! II Policy is different from traditional life insurance policies in another important way: you select how Policy premiums will be invested. Although each Policy Owner is guaranteed a minimum Death Benefit, the value of the Policy, as well as the actual Death Benefit, will vary with the performance of investments you select.

The Investment Options available through ENCORE! II include investment portfolios managed by Ameritas Investment Corp., Calvert Asset Management Company, Inc., Fidelity Management & Research Company, Fred Alger Management, Inc., Massachusetts Financial Services Company, and Morgan Stanley Dean Witter Investment Management Inc. Each of these portfolios has its own investment objective and policies. These are described in the prospectuses for each investment portfolio which must accompany this ENCORE! II prospectus. You may also choose to allocate premium payments to the Fixed Account managed by First Ameritas.

An ENCORE! II Policy will be issued after First Ameritas accepts a prospective Policy Owner's application. Generally, an application must specify a minimum Death Benefit of $50,000 ($100,000 if preferred class). ENCORE! II Policies are available to individuals between the ages of 0 and 80 at the time of purchase. An ENCORE! II Policy, once purchased, may generally be canceled within 10 days after you receive it.

This ENCORE! II prospectus is designed to assist you in understanding the opportunity and risks associated with the purchase of an ENCORE! II Policy. Prospective Policy Owners are urged to read the prospectus carefully and retain it for future reference.

This prospectus includes a summary of the most important features of the ENCORE! II Policy, information about First Ameritas, a list of the investment portfolios to which you may allocate premium payments, as well as a detailed description of the ENCORE! II Policy. The appendix to the prospectus includes tables designed to illustrate how values and Death Benefits may change with the investment experience of the Investment Options.

This prospectus must be accompanied by a prospectus for each of the investment portfolios available through ENCORE! II

Although the ENCORE! II Policy is designed to provide life insurance, an ENCORE! II Policy is considered to be a security. It is not a deposit with, an obligation of, or guaranteed or endorsed by any banking institution, nor is it insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The purchase of an ENCORE! II Policy involves investment risk, including the possible loss of principal. For this reason, ENCORE! II may not be suitable for all individuals. It may not be advantageous to purchase an ENCORE! II Policy as a replacement for another type of life insurance or as a way to obtain additional insurance protection if the purchaser already owns another flexible premium variable universal life insurance policy.

The  Securities   and  Exchange   Commission   ("SEC")   maintains  a  web  site
(http://www.sec.gov) that contains other information regarding registrants that file electronically with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ___________, 2000


                                   ENCORE! II
                                        1

TABLE OF CONTENTS
                                                                            PAGE
DEFINITIONS..............................................................      3
SUMMARY..................................................................      6
YEAR 2000................................................................     10
FIRST AMERITAS, THE SEPARATE ACCOUNT AND THE FUNDS.......................     11
        First Ameritas Life Insurance Corp. of New York..................     11
        The Separate Account.............................................     11
        Performance Information..........................................     12
        The Funds........................................................     12
        Investment Objectives and Policies of the Funds' Portfolios......     14
        Addition, Deletion or Substitution of Investments................     17
        Fixed Account....................................................     17
POLICY BENEFITS..........................................................     18
        Purposes of the Policy...........................................     18
        Death Benefit Proceeds...........................................     18
        Death Benefit Options............................................     18
        Methods of Affecting Insurance Protection........................     20
        Duration of Policy...............................................     20
        Accumulation Value...............................................     21
        Net Cash Surrender Value Bonus...................................     21
        Benefits at Maturity.............................................     22
        Payment of Policy Benefits.......................................     22
POLICY RIGHTS............................................................     23
        Loan Benefits....................................................     23
        Surrenders.......................................................     24
        Partial Withdrawals..............................................     24
        Transfers........................................................     25
        Systematic Programs..............................................     25
        Free Look Privilege..............................................     26
        Exchange Privilege...............................................     26
PAYMENT AND ALLOCATION OF PREMIUMS.......................................     26
        Issuance of a Policy.............................................     26
        Premiums.........................................................     27
        Allocation of Premiums and Accumulation Value....................     28
        Policy Lapse and Reinstatement...................................     28
CHARGES AND DEDUCTIONS...................................................     29
        Deductions From Premium Payments (Percent of Premium Charge).....     29
        Charges from Accumulation Value..................................     29
        Surrender Charge.................................................     30
        Daily Charges Against the Separate Account.......................     32
GENERAL PROVISIONS.......................................................     34
DISTRIBUTION OF THE POLICIES.............................................     36
FEDERAL TAX MATTERS......................................................     37
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS.............................     40
THIRD PARTY SERVICES.....................................................     40
VOTING RIGHTS............................................................     40
STATE REGULATION OF FIRST AMERITAS.......................................     41
EXECUTIVE OFFICERS AND DIRECTORS OF FIRST AMERITAS.......................     41
LEGAL MATTERS............................................................     42
LEGAL PROCEEDINGS........................................................     42
EXPERTS..................................................................     42
ADDITIONAL INFORMATION...................................................     42
FINANCIAL STATEMENTS.....................................................     42
FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK..........................
APPENDICES...............................................................    A-1

       The Policy, certain Funds, and/or certain riders are not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.


                                   ENCORE! II
                                        2

DEFINITIONS

ACCRUED EXPENSE CHARGES - Any Monthly Deductions that are due and unpaid.

ACCUMULATION VALUE - The total amount that the Policy provides for investment at any time. It is equal to the total of the Accumulation Value held in the Separate Account, the Fixed Account, and any Accumulation Value held in the General Account which secures Outstanding Policy Debt.

ADMINISTRATIVE EXPENSE CHARGE - A charge, which is part of the Monthly Deduction, to cover the cost of administering the Policy.

ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE - A daily charge that is deducted from the overall assets of the Separate Account to provide for expenses of ongoing administrative services to the Policy Owners as a group.

ATTAINED AGE - The Issue Age of the Insured plus the number of complete Policy Years that the Policy has been in force.

BENEFICIARY - The person or persons to whom the Death Benefit Proceeds are payable upon the death of the Insured. (See the sections on Beneficiary and Change of Beneficiary.)

COST OF INSURANCE - A charge deducted monthly from the Accumulation Value to provide the life insurance protection. The Cost of Insurance is calculated with reference to an annual "Cost of Insurance Rate." This rate is based on the Insured's sex, Issue Age, Policy duration, Specified Amount, and risk class. The Cost of Insurance is part of the Monthly Deduction.

DEATH BENEFIT - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

DEATH BENEFIT PROCEEDS - The proceeds payable to the Beneficiary upon receipt by First Ameritas of Satisfactory Proof of Death of the Insured while the Policy is in force. It is equal to: (l) the Death Benefit; (2) plus additional life insurance proceeds provided by any riders; (3) minus any Outstanding Policy Debt; (4) minus any Accrued Expense Charges, including the Monthly Deduction for the month of death.

FIRST AMERITAS ("we, us, our") - First Ameritas Life Insurance Corp. of New York, a New York stock insurance company. Our Home Office address is 400 Rella Boulevard, Suite 214, Suffern, New York 10901. Our Service Office where you should contact us regarding Policy matters is 5900 "O" Street, Lincoln, Nebraska 68501 or you may call us, toll free at 1-800-745-1112.

FIXED ACCOUNT - An account that is a part of First Ameritas's General Account to which all or a portion of Net Premiums and transfers may be allocated for accumulation at fixed rates of interest.

GENERAL ACCOUNT - The General Account of First Ameritas includes all of First Ameritas's assets except those assets segregated into separate accounts such as the Separate Account.

GRACE PERIOD - A 61 day period from the date written notice of lapse is mailed to the Policy Owner's last known address. If the Policy Owner makes a payment during the Grace Period such that the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deduction, the Policy will not lapse.

GUARANTEED DEATH BENEFIT PERIOD - The number of years the "Guaranteed Death Benefit" provision will apply. The period is three years after issue. This benefit is provided without an additional Policy charge.

GUARANTEED DEATH BENEFIT PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in force during the Guaranteed Death Benefit Period so long as other Policy provisions are met, even if the Net Cash Surrender Value is zero or less.

                                   ENCORE! II
                                        3

GUARANTEED INTEREST ON FIXED ACCOUNT - The minimum guaranteed interest rate credited on that part of the accumulation value in the Fixed Account is an annual rate of 3.5%.

INSURED - The person whose life is insured under the Policy.

INVESTMENT OPTIONS - Refers to the Subaccounts and/or the Fixed Account offered under this Policy.

ISSUE AGE - The age of the Insured at the Insured's birthday nearest the Policy Date.

ISSUE DATE - The date that all financial, contractual and administrative requirements have been met and processed for the Policy.

MATURITY BENEFIT - The amount payable to the Policy Owner, if the Insured is living, on the Maturity Date. The Maturity Benefit is the Accumulation Value less any Outstanding Policy Debt.

MATURITY DATE - The date First Ameritas pays any Maturity Benefit to the Policy Owner, if the Insured is still living.

MONTHLY ACTIVITY DATE - The same date in each succeeding month as the Policy Date except should such Monthly Activity Date fall on a date other than a Valuation Date, the Monthly Activity Date will be the next Valuation Date.

MONTHLY DEDUCTION - The deductions taken from the Accumulation Value on the Monthly Activity Date. These deductions are equal to: (1) the current Cost of Insurance; (2) the Administrative Expense Charge; and (3) rider charges, if any.

MORTALITY AND EXPENSE RISK CHARGE - A daily charge that is deducted from the overall assets of the Separate Account to provide for the risk that mortality and expense costs may be greater than expected.

NET CASH SURRENDER VALUE - The Accumulation Value of the Policy on any Valuation Date (including for this purpose, the date of Surrender), less any Surrender Charges and any Outstanding Policy Debt.

NET POLICY FUNDING - Net Policy Funding is the sum of all premiums paid, less any partial withdrawals and less any Outstanding Policy Debt.

NET PREMIUM - Premium paid less the Percent of Premium Charge.

OUTSTANDING POLICY DEBT - The sum of all unpaid Policy loans and accrued interest on Policy loans.

PERCENT OF PREMIUM CHARGE - The amount deducted from each premium received to cover certain expenses, expressed as a percentage of the premium. This charge may include a Premium Charge for Taxes. (See the section on Deductions From Premium Payment.)

PLANNED PERIODIC PREMIUMS - A selected schedule of equal premiums payable at fixed intervals. The Policy Owner is not required to follow this schedule, nor does following this schedule ensure that the Policy will remain in force unless the payments meet the requirements of the Guaranteed Death Benefit.

POLICY - The flexible premium variable universal life insurance Policy offered by First Ameritas and described in this prospectus.

POLICY ANNIVERSARY DATE - The same day as the Policy Date for each year the Policy remains in force.

                                   ENCORE! II
                                        4

POLICY DATE - The effective date for all coverage provided in the application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Monthly Activity Dates. Policy Anniversaries are measured from the Policy Date. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) unless there are additional premiums or application amendments at time of delivery. (See the section on Issuance of a Policy.)

POLICY OWNER - ("you, your") The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy Owner. A collateral assignee is not the Policy Owner.

POLICY YEAR - The period from one Policy Anniversary Date until the next Policy Anniversary Date. A "Policy Month" is measured from the same date in each succeeding month as the Policy Date.

PREMIUM CHARGE FOR TAXES - This charge, which is part of the Percent of Premium Charge, represents the amount First Ameritas considers necessary to pay all premium taxes imposed by the states and their subdivisions and to defray the tax cost due to capitalizing certain Policy acquisition expenses as required under applicable Federal tax laws. First Ameritas does not expect to derive a profit from the Premium Charge for Taxes.

SATISFACTORY PROOF OF DEATH - Means all of the following must be submitted: (1) A certified copy of the death certificate; (2) A Claimant Statement; (3) The Policy; and (4) Any other information that First Ameritas may reasonably require to establish the validity of the claim.

SEPARATE ACCOUNT - This term refers to First Ameritas Variable Life Separate Account, a separate investment account established by First Ameritas to receive and invest the Net Premiums paid under the Policy and allocated by the Policy Owner to the Separate Account. The Separate Account is segregated from the General Account and all other assets of First Ameritas.

SPECIFIED AMOUNT - The minimum Death Benefit under the Policy, as selected by the Policy Owner.

SUBACCOUNT - A subdivision of the Separate Account. Each Subaccount invests exclusively in the shares of a specified portfolio of the Funds.

SURRENDER - The termination of the Policy before the Maturity Date during the Insured's life for the Net Cash Surrender Value.

SURRENDER CHARGE - This charge is assessed against the Accumulation Value of the Policy if the Policy is Surrendered on or before the 14th Policy Anniversary Date or, in the case of an increase in the Specified Amount, on or before the 14th anniversary of the increase.

VALUATION DATE - Any day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period between two successive Valuation Dates, commencing at the close of the New York Stock Exchange ("NYSE") on one Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

                                   ENCORE! II
                                        5

SUMMARY

The following summary of prospectus information and diagram of the Policy should be read along with the detailed information found elsewhere in this prospectus. Unless stated otherwise, this prospectus assumes that the Policy is in force and that there is no Outstanding Policy Debt.

                                DIAGRAM OF POLICY

                                PREMIUM PAYMENTS
                       You can vary amount and frequency.

                            DEDUCTIONS FROM PREMIUMS
             Premium Charge for Taxes--currently 3.5% (maximum 5.0%)

                                   NET PREMIUM
The Net Premium may be invested in the Fixed Account or in the Separate Account which offers 31 different Subaccounts. The Subaccounts invest in the corresponding portfolios of Calvert Variable Series, Inc. Ameritas Portfolios, Calvert Variable Series, Inc., Variable Insurance Products Fund, The Alger American Fund, MFS(R) Variable Insurance Trust, or The Universal Institutional Funds, Inc. ("Funds").

                             DEDUCTIONS FROM ASSETS
Monthly charge for Cost of Insurance and cost of any riders. The charge varies by the Policy duration and Specified Amount and the Issue Age, gender and risk class of the Insured. (See the Policy Schedule for rates.)

Monthly charge for administrative expenses:
                                                  CURRENT            MAXIMUM
                                 POLICY YEAR   MONTHLY CHARGE     MONTHLY CHARGE
                                 -----------   --------------     --------------
                                      1             $5.00              $9.00
                                     2+             $5.00              $8.00

Daily charge from the Subaccounts for mortality and expense risks (this charge is not deducted from Fixed Account assets.):
                                                   CURRENT            MAXIMUM
                                 POLICY YEAR   MONTHLY CHARGE     MONTHLY CHARGE
                                 -----------   --------------     --------------
                                     1-4            0.70%              0.90%
                                    5-20            0.45%              0.90%
                                     21+            0.30%              0.65%

Fund expense charges, which ranged from .28% to 1.79% at the most recent fiscal year end, are also deducted.

The maximum Surrender Charge on a Policy we issue is $40.00 per $1,000.00 of the Specified Amount.

                                 LIVING BENEFITS
You may make partial withdrawals, subject to certain restrictions. The Death Benefit will be reduced by the amount of the partial withdrawal. Partial withdrawals are subject to a charge of 2% of the amount withdrawn (maximum charge $25). Each year you may make up to 15 free transfers between the Investment Options. After 15 free transfers each Policy Year, First Ameritas may assess a fee of $10 per transfer. Accelerated payment of up to 50% of the lowest scheduled Death Benefit is available under certain conditions to Insureds suffering from terminal illness. You may surrender the Policy at any time for its Net Cash Surrender Value. First Ameritas incurs expenses immediately upon the issuance of the Policy that are recovered over a period of years. Therefore, a Policy Surrender prior to on or before the 14th anniversary date will be assessed a Surrender Charge. The charge decreases each year until no Surrender Charge is applied after the 14th Policy Year. Increases in coverage after issue will also have a Surrender Charge associated with them. (See pages 24 and 30.)

                                RETIREMENT INCOME
                                    BENEFITS
You may take loans at a net zero interest rate after ten years. Should the Policy lapse while loans are outstanding, the portion of the loan attributable to earnings will become taxable distributions. (See page 24.) You may Surrender the Policy or make a partial withdrawal and take values as payments under one or more of five different payment options.

                                 DEATH BENEFITS
Generally, Death Benefit Income is income tax free to the Beneficiary. The Beneficiary may be paid a lump sum or may select any of the five payment methods available as retirement benefits.

                                   ENCORE! II
                                        6

SUMMARY
The following summary is intended to highlight the most important features of an ENCORE! II Policy that you, as a prospective Policy Owner, should consider. You will find more detailed information in the main portion of the prospectus; cross-references are provided for your convenience. Capitalized terms are defined in the Definitions section that begins on page 3 of this prospectus. This summary and all other parts of this prospectus are qualified in their entirety by the terms of the ENCORE! II Policy, which is available upon request from First Ameritas.

WHO IS THE ISSUER OF AN ENCORE! II POLICY?
First Ameritas is the issuer of each ENCORE! II Policy. A stock insurance company organized in New York, First Ameritas is a wholly owned subsidiary of Ameritas Life Insurance Corp. ("Ameritas Life"). Ameritas Life guarantees the obligations of First Ameritas, including the obligations of First Ameritas under each ENCORE! II Policy. Ameritas Life and its subsidiaries had total assets of over $4.8 billion as of December 31, 1999. A.M. Best Company ("Best") and Standard & Poor's ("S & P"), firms that analyze insurance carriers, have not rated First Ameritas separately from Ameritas Life. Ameritas Life enjoys a long standing A+ (Superior) rating from A.M. Best, the second highest of Best's ratings. Ameritas Life is rated AA (Very Strong) for insurer financial strength from S & P, the third highest of S & P's 21 ratings. (See the section on First Ameritas Life Insurance Corp. of New York.)

WHY SHOULD I CONSIDER PURCHASING AN ENCORE! II POLICY?
The primary purpose of an ENCORE! II Policy is to provide life insurance protection on the Insured named in the Policy. This means that, so long as the Policy is in force, it will provide for:
o payment of a Death Benefit, which will never be less than the Specified Amount the Policy Owner selects (See the section on Death Benefit Options.)
o Policy loan, Surrender and withdrawal features (See the section on Policy Rights.)
o the payment of Maturity Benefits to the Policy Owners, if living, on the Maturity Date. (See the section on Benefits of Maturity.)

An ENCORE! II Policy also includes an investment component. This means that, so long as the Policy is in force, you will be responsible for selecting the manner in which Net Premiums will be invested. Thus, the value of an ENCORE! II Policy will reflect your investment choices over the life of the Policy.

WHAT ARE THE CHARGES ASSOCIATED WITH OWNERSHIP OF AN ENCORE! II POLICY?
The state and its subdivisions may impose premium and other taxes in connection with insurance policies such as ENCORE! II First Ameritas may deduct up to 5% of each premium as a Premium Charge for Taxes. Currently, 3.5% is deducted for this purpose.

Charges are deducted against the Accumulation Value to cover the Cost of Insurance under the Policy and to compensate First Ameritas for administering each individual ENCORE! II Policy. These charges, which are part of the Monthly Deduction, are calculated and paid on each Monthly Activity Date. The Cost of Insurance is calculated based on risk factors relating to the Insured as reflected in relevant actuarial tables. The Monthly Deduction also includes a flat Administrative Expense Charge. This charge is currently $5 per Policy per month, (maximum $9 per Policy per month the first Policy Year and $8 thereafter) may be increased during the life of your ENCORE! II Policy, up to the guaranteed maximum. (See the section on Charges from Accumulation Value.)

For its services in administering the Separate Account and Subaccounts and as compensation for bearing certain mortality and expense risks, First Ameritas is also entitled to receive fees. These fees are calculated daily during the first 4 Policy Years of each ENCORE! II Policy, at a combined current annual rate of 0.70% of the value of the net assets of the Separate Account; during Policy Years 5-20 at a combined current annual rate of 0.45%; and after the 20th Policy Anniversary Date, the combined current annual rate is expected to decrease to 0.30% of the daily net assets of the Separate Account. The maximum charges are 0.90% for Policy Years 1-20 and 0.65% after the 20th Policy Anniversary Date. No Mortality and Expense Risk Charge will be deducted from the amounts in the Fixed Account. (See the section on Daily Charges Against the Separate Account.)

                                   ENCORE! II
                                        7

Finally, because First Ameritas incurs expenses immediately upon the issuance of an ENCORE! II Policy that are recovered over a period of years, an ENCORE! II Policy that is Surrendered on or before its 14th Policy Anniversary Date is subject to a Surrender Charge. The maximum Surrender Charge is $40 per $1000 of Specified Amount; additional Surrender Charges may apply if you increase the Specified Amount of your ENCORE! II Policy. Because the Surrender Charge may be significant upon early Surrender, you should purchase an ENCORE! II Policy only if you intend to maintain your ENCORE! II Policy for a substantial period. (See the section on Surrender Charge.)

FUND EXPENSE SUMMARY. In addition to the charges against the Separate Account described just above, management fees and expenses will be assessed by the fund managers against the amounts invested in the various portfolios. No portfolio fees will be assessed against amounts placed in the Fixed Account.

The information shown below was provided to First Ameritas by the Funds and First Ameritas has not independently verified such information. Each of the Funds is managed by an investment advisory organization that is entitled to receive a fee for its services based on the value of the relevant portfolio's net assets. Each Fund, other than the Ameritas Portfolios and Calvert Social Portfolios, is managed by an organization that is not affiliated with First Ameritas. The Ameritas Portfolios are managed by Ameritas Investment Corp., a First Ameritas affiliate. Calvert Social Portfolios are managed by Calvert Asset management Company, Inc., also a First Ameritas affiliate. Other Calvert companies provide administrative services to certain of the portfolios. Unless otherwise noted, the amount of expenses, including the asset based advisory fee referred to above, borne by each portfolio for the fiscal year ended December 31, 1999, was as follows:


                                     INVESTMENT                               WAIVERS           TOTAL
                                     ADVISORY &       12B-1  OTHER   TOTAL    AND/OR   (REFLECTING WAIVERS AND/OR
                                    MANAGEMENT       EXPENSES        EXPENSES REIMBURSE- REIMBURSEMENTS, IF ANY)
                                       FEES                                    MENTS

AMERITAS INVESTMENT CORP.
       Ameritas Money Market           0.25%             -    0.08%   0.33%     0.05%           0.28%
       Ameritas Index 500              0.29%             -    0.11%   0.40%     0.10%           0.30%
       Ameritas Growth                 0.80%             -    0.10%   0.90%     0.09%           0.81%
       Ameritas Income & Growth        0.68%             -    0.12%   0.79%     0.09%           0.70%
       Ameritas Small Capitalization   0.90%             -    0.10%  1.00%      0.08%           0.92%
       Ameritas MidCap Growth          0.85%             -    0.12%   0.97%     0.11%           0.86%
       Ameritas Emerging Growth        0.80%             -    0.18%  0.98%      0.11%           0.87%
       Ameritas Research               0.80%             -    0.62%   1.42%     0.54%           0.88%
       Ameritas Growth With Income     0.80%             -    0.46%   1.26%     0.36%           0.90%
CALVERT ASSET MANAGEMENT COMPANY, INC.
       CVS Social Small Cap Growth     1.00%             -   0.58%(2) 1.58%                     1.58%
       CVS Social Mid Cap Growth       0.90%             -   0.21%(2) 1.11%                     1.11%
       CVS Social International Equity 1.10%             -   0.50%(2) 1.60%                     1.60%
       CVS Social Balanced             0.70%             -   0.19%(2) 0.89%                     0.89%
FIDELITY MANAGEMENT & RESEARCH COMPANY (all portfolios are Service Class 2)
       VIP Equity-Income               0.48%           0.25%  0.10%   0.83%                    0.83%(4)
       VIP Growth                      0.58%           0.25%  0.10%   0.93%                    0.93%(4)
       VIP High Income                 0.58%           0.25%  0.12%   0.95%                     0.95%
       VIP Overseas                    0.73%           0.25%  0.18%   1.16%                    1.16%(4)
       VIP Asset Manager               0.53%           0.25%  0.11%   0.89%                    0.89%(4)
       VIP Investment Grade Bond       0.43%           0.25%  0.14%   0.82%                     0.82%
       VIP Asset Manager: Growth       0.58%           0.25%  0.15%  0.98%                     0.98%(4)
       VIP Contrafund                  0.58%           0.25%  0.12%   0.95%                    0.95%(4)
FRED ALGER MANAGEMENT INC.
       Alger American Balanced         0.75%             -    0.18%   0.93%                     0.93%
       Alger American Leveraged AllCap 0.85%             -    0.08%   0.93%                     0.93%
MASSACHUSETTS FINANCIAL SERVICES COMPANY
       MFS Utilities                   0.75%             -   0.16%(6) 0.91%                     0.91%
       MFS Global Governments          0.75%             -   0.30%(6) 1.05%     0.14%          0.91%(7)
       MFS New Discovery               0.90%             -   1.59%(6) 2.49%     1.42%          1.07%(7)
MORGAN STANLEY ASSET MANAGEMENT
       UIF Emerging Markets Equity     1.25%             -    2.62%   2.62%     0.83%          1.79%(8)
       UIF Global Equity               0.80%             -    1.48%   1.48%     0.33%          1.15%(8)
       UIF International Magnum        0.80%             -    1.67%   1.67%     0.51%          1.16%(8)
       UIF Asian Equity                0.80%             -    3.03%   3.03%     1.76%          1.27%(8)
       UIF U.S. Real Estate            0.80%             -    1.90%   1.90%     0.80%          1.10%(8)

                                   ENCORE! II

(1) The Portfolio's aggregate expenses are limited for a period of one year following November 1, 1999 (October 29, 1999 for Ameritas Money Market). Following this one year period, expenses of the Ameritas Portfolios will not be permitted to exceed an expense ratio which is .10% greater than the prior expense ratio of the corresponding replaced fund, unless an amendment to the investment advisory contract is approved modifying or eliminating the expense guarantee. Total expenses, both before and after waivers and/or reimbursements, have been restated to reflect the above.

(2) "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly would be as follows:
               CVS Social Small Cap Growth                   1.15%
               CVS Social Mid Cap Growth                     1.02%
               CVS Social International Equity               1.50%
               CVS Social Balanced                           0.86%

(3) Total expenses have been restated to reflect expenses expected to be incurred in 2000, resulting from a change in 1999 to the administrative services agreement, as approved by the shareholders.

(4) A portion of the brokerage commissions that certain Funds pay was used to reduce Fund expenses. In addition, through arrangements with certain Funds custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable Fund's expenses. After these reductions, the total operating expenses presented in the table would have been:
               VIP Equity-Income: Service Class 2            0.82%
               VIP Growth: Service Class 2                   0.91%
               VIP Overseas: Service Class 2                 1.13%
               VIP Asset Manager: Service Class 2            0.88%
               VIP Asset Manager: Growth: Service Class 2    0.97%
               VIP Contrafund: Service Class 2               0.92%

(5) Fred Alger Management, Inc. ("Alger Management") has agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed respectively: Alger American Balanced, 1.25%, and Alger American Leveraged AllCap, 1.50%. Included in "Other Expenses" of Leveraged AllCap is 0.01% of interest expense.

(6) Each MFS Trust series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the series' expenses). "Other Expenses" do not take into account these expense reductions and are therefore higher than the actual expenses of the series. Had these reductions been taken into account, "Total (reflecting waivers and/or reimbursements, if any)" would be lower and would equal 0.90% for Utilities Series and Global Governments Series and 1.05% for New Discovery Series.

(7) MFS has contractually agreed, subject to reimbursement, to bear expenses for the Global Governments Series and New Discovery Series such that the each series "Other Expenses" (after taking into account the expense offset arrangement described at (4), above) do not exceed 0.15% of the average daily net assets of the series during the current fiscal year. Utilities Series has no such limitation. These contracted fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the series.

(8) The Portfolios' investment adviser has voluntarily agreed to reduce its management fee and/or reimburse each Portfolio so that total annual operating expenses for each Universal Institutional Funds ("UIF") Portfolio will not exceed:
               UIF Emerging Markets Equity Portfolio 1.75%
               UIF Global Equity Portfolio           1.15%
               UIF International Magnum Portfolio    1.15%
               UIF Asian Equity Portfolio            1.20%
               UIF U.S. Real Estate Portfolio        1.10%
    The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.

    In determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing are excluded from annual operating expenses. If these expenses were incurred, the Portfolios' total expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown above.

    For the year ended December 31, 1999, after giving effect to the above voluntary management fee waiver and/or expense reimbursement, the total expenses for each Portfolio, including certain investment related expenses, were as stated in the table.

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.


                                   ENCORE! II
                                        9

First Ameritas may receive administrative fees from the investment advisers of certain Funds. First Ameritas currently does not assess a separate charge against the Separate Account or the Fixed Account for any federal, state or local income taxes. First Ameritas may, however, make such a charge in the future if income or gains within the Separate Account will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of First Ameritas changes.

HOW DOES THE INVESTMENT COMPONENT OF MY ENCORE! II POLICY WORK?
First Ameritas has established Separate Account V, which is separate from all other assets of First Ameritas, as a vehicle to receive and invest premiums received from ENCORE! II Policy Owners and owners of certain other variable universal life products offered by First Ameritas. Separate Account V is divided into separate Subaccounts. Each Subaccount invests exclusively in shares of one of the investment portfolios available through ENCORE! II Each Policy Owner may allocate Net Premiums to one or more Subaccounts, or to First Ameritas's Fixed Account in the initial application. These allocations may be changed, without charge, by notifying First Ameritas's Service Office. The aggregate value of your interests in the Subaccounts and the Fixed Account will represent the Accumulation Value of your ENCORE! II Policy. (See the section on Accumulation Value.)

WHAT INVESTMENT OPTIONS ARE AVAILABLE THROUGH THE ENCORE! II POLICY?
The Investment Options available through ENCORE! II include 31 investment portfolios, each of which is a separate series of a mutual fund managed by Ameritas Investment Corp., Calvert Asset management Company, Inc., Fidelity Management & Research Company, Fred Alger Management, Inc., Massachusetts Financial Services Company, or Morgan Stanley Dean Witter Investment Management Inc. On December 1, 1998, Morgan Stanley Asset Management, Inc. changed its name to Morgan Stanley Dean Witter Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management. These portfolios are listed in the Fund Expense Summary, above.

Details about the investment objectives and policies of each of the available investment portfolios and management fees and expenses appear in the sections on Investment Objectives and Policies of the Funds' Portfolios and Fund Expense Summary. In addition to the listed portfolios you may also elect to allocate Net Premiums to First Ameritas's Fixed Account. (See the section on Fixed Account.).

HOW DOES THE LIFE INSURANCE COMPONENT OF AN ENCORE! II POLICY WORK?
An ENCORE! II Policy provides for the payment of a minimum Death Benefit upon the death of the Insured. The amount of the minimum Death Benefit--sometimes referred to as the Specified Amount of your ENCORE! II Policy--is chosen by you at the time your ENCORE! II Policy is established. However, Death Benefit Proceeds--the actual amount that will be paid after First Ameritas receives Satisfactory Proof of Death of the Insured--will vary over the life of your ENCORE! II Policy, depending on which of the two available coverage options you select.

If you choose Option A, Death Benefit Proceeds payable under your ENCORE! II Policy will be the Specified Amount of your ENCORE! II Policy OR the applicable percentage of its Accumulation Value, whichever is greater. If you choose Option B, Death Benefit Proceeds payable under your ENCORE! II Policy will be the Specified Amount of your ENCORE! II Policy PLUS the Accumulation Value of your ENCORE! II Policy, or if it is higher, the applicable percentage of the Accumulation Value on the date of death. In either case, the applicable percentage is established based on the age of the Insured at the date of death. (See the section on Death Benefit Options.)

ARE THERE ANY RISKS INVOLVED IN OWNING AN ENCORE POLICY?
Yes. Over the life of your ENCORE! II Policy, the Subaccounts to which you allocate your premiums will fluctuate with changes in the stock market and overall economic factors. These fluctuations will be reflected in the
Accumulation Value of your ENCORE! II Policy and may result in loss of principal. For this reason, the purchase of an ENCORE! II Policy may not be suitable for all individuals. It may not be advantageous to purchase an ENCORE! II Policy to replace or augment your existing insurance arrangements. Appendix A includes tables illustrating the impact that hypothetical market returns would have on Accumulation Values under an ENCORE! II Policy.


                                   ENCORE! II
                                        10

WHAT IS THE PREMIUM THAT MUST BE PAID TO KEEP AN ENCORE! II POLICY IN FORCE? Like traditional life insurance policies, an ENCORE! II Policy requires the payment of periodic premiums in order to keep the Policy in force. You will be asked to establish a payment schedule before your ENCORE! II Policy becomes effective.

The distinction between traditional life policies and an ENCORE! II Policy is that an ENCORE! II Policy will not lapse simply because premium payments are not made according to that payment schedule. However, an ENCORE! II Policy will lapse, even if scheduled premium payments are made, if the Net Cash Surrender Value of your ENCORE! II Policy falls below zero or premiums paid do not, in the aggregate, equal the premium necessary to satisfy the Guaranteed Death Benefit. (See the section on Premiums.)

HOW ARE PREMIUMS PAID, PROCESSED AND CREDITED TO ME?
Your ENCORE! II Policy will be issued after a completed application is accepted, and the initial premium payment is received, by First Ameritas at its Service Office. First Ameritas's Service Office is located at 5900 "O" Street, Lincoln, Nebraska 68501. Your initial premium will be allocated to the Money Market Subaccount for 13 days following the Issue Date, and then will be allocated to the Subaccounts and/or the Fixed Account, according to selections you made in your application. You have the right to examine your ENCORE! II Policy and return it for a refund for a limited time, even after the Issue Date. (See the section on Issuance of a Policy.)

You may make subsequent premium payments according to your Planned Periodic Premium schedule; although you are not required to do so. First Ameritas will send premium payment notices to you according to any schedule you select. When First Ameritas receives your premium payment at its Service Office, we will deduct any applicable Percent of Premium Charges and allocate the Net Premium to the Subaccounts and/or the Fixed Account according to your selections. (See the sections on Premiums and Allocations of Premiums and Accumulation Value.)

As already noted, ENCORE! II provides you considerable flexibility in determining the frequency and amount of premium payments. This flexibility is not, however, unlimited. You should keep certain factors in mind in determining the payment schedule that is best suited to your needs. These include the amount of the Guaranteed Death Benefit Premium and/or Net Policy Funding requirement needed to keep your ENCORE! II Policy in force; maximum premium limitations established under the federal tax laws; and the impact that reduced premium payments may have on the Net Cash Surrender Value of your ENCORE! II Policy. (See the section on Premiums.)

IS THE ACCUMULATION VALUE OF MY ENCORE! II POLICY AVAILABLE BEFORE THE MATURITY DATE WITHOUT SURRENDER?
Yes. You may access the value of your ENCORE! II Policy in one of two ways. First, you may obtain a loan, secured by the Accumulation Value of your ENCORE! II Policy. The maximum interest rate on any such loan is 6% annually; the current rate is 5.5% annually. After the tenth Policy Anniversary, you may borrow against a limited amount of the Net Cash Surrender Value of your ENCORE! II Policy at a maximum annual interest rate of 4%; the current rate for such loans is 3.5% annually. (See the section on Loan Benefits.)

You may also access the value of your ENCORE! II Policy by making a partial withdrawal. A partial withdrawal is not subject to Surrender Charges, but is subject to a charge of 2% of the amount withdrawn (maximum charge $25). (See the section on Partial Withdrawals.)

WHEN DOES MY ENCORE! II POLICY TERMINATE?
You may terminate your ENCORE! II Policy by Surrendering the Policy during the lifetime of the Insured for its Net Cash Surrender Value. As noted above, your ENCORE! II Policy will terminate if you fail to pay required premiums or maintain sufficient Net Cash Surrender Value to cover Policy charges. (See the sections on Surrenders and Premiums.)

Finally, your ENCORE! II Policy will terminate on its Maturity Date if the named Insured is living on that date. The Maturity Date is the Policy Anniversary nearest to the Insured's 100th birthday. On the Maturity Date, First Ameritas will pay to you, the Policy Owner, an amount--referred to as the Maturity Benefit--equal to the Accumulation Value of your ENCORE! II Policy, less any Outstanding Policy Debt. (See the section on Benefits at Maturity.)

                                   ENCORE! II
                                       11

FIRST AMERITAS, THE SEPARATE ACCOUNT AND THE FUNDS

FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
First Ameritas Life Insurance Corp. of New York ("First Ameritas") is a stock insurance company organized in the State of New York. First Ameritas filed articles of incorporation on April 13, 1993 and commenced business May 17, 1994. First Ameritas is currently licensed to sell life and health insurance in the State of New York. First Ameritas's financial statements may be found at page F-II-1.

First Ameritas is a wholly owned subsidiary of Ameritas Life Insurance Corp. ("Ameritas Life"), a Nebraska stock insurance company. The Home Office of First Ameritas is at 400 Rella Boulevard, Suite 214, Suffern, New York 10901("Home Office") and the home office of Ameritas Life is at 5900 "O" Street, P.O. Box 81889, Lincoln, Nebraska 68501. First Ameritas's Home Office telephone number is 800-215-1096 and its website address is www.first.ameritas.com.

Ameritas Life and its subsidiaries had total assets at December 31, 1999 of over $4.8 billion.

A.M. Best Company ("Best") and Standard & Poor's ("S & P"), firms that analyze insurance carriers, have not rated First Ameritas separately from its parent company, Ameritas Life. Ameritas Life, with First Ameritas as its insurance subsidiary in New York, enjoys a long standing A+ (Superior) rating from A.M. Best, the second highest of Best's ratings. Ameritas Life is rated AA (Very Strong) for insurer financial strength from S & P, the third highest of S & P's 21 ratings.

Ameritas Life guarantees the obligations of First Ameritas. This guarantee will continue until First Ameritas is recognized by a national rating agency as having a financial rating equal to or greater than Ameritas Life, or until First Ameritas is acquired by another insurance company which has a financial rating by a national rating agency equal to or greater than Ameritas Life and which agrees to assume the guarantee.

Ameritas Investment Corp. ("AIC"), the principal underwriter of the Policies, may publish in advertisements and reports to Policy Owners, the ratings and other information assigned to Ameritas Life and First Ameritas by one or more independent rating services. Published material may also include charts and other information concerning dollar cost averaging, portfolio rebalancing, earnings sweep, tax-deference, asset allocation, diversification, long term market trends, index performance and other investment methods and programs. The purpose of the ratings is to reflect the financial strength of First Ameritas and Ameritas Life. The ratings do not relate to the performance of the Separate Account.

THE SEPARATE ACCOUNT
First Ameritas Variable Life Separate Account ("Separate Account") was established under New York law on March 21, 2000. The assets of the Separate Account are held by First Ameritas segregated from all of First Ameritas's other assets, are not chargeable with liabilities arising out of any other business which First Ameritas may conduct, and are not affected by income, gains, or losses of First Ameritas. Although the assets maintained in the Separate Account will not be charged with any liabilities arising out of First Ameritas's other business, all obligations arising under the Policies are liabilities of First Ameritas who will maintain assets in the Separate Account of a total market value at least equal to the reserve and other contract liabilities of the Separate Account. The Separate Account will at all times contain assets equal to or greater than Accumulation Values invested in the Separate Account. Nevertheless, to the extent assets in the Separate Account exceed First Ameritas's liabilities in the Separate Account, the assets are available to cover the liabilities of First Ameritas's General Account. First Ameritas may, from time to time, withdraw assets available to cover the General Account obligations.

The Separate Account will be registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any SEC supervision of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a Division of First Ameritas.


                                   ENCORE! II
                                       12

PERFORMANCE INFORMATION
Performance information for the Subaccounts of the Separate Account and the Funds available for investment by the Separate Account may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. First Ameritas may also provide a hypothetical illustration of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds for a sample Insured based on assumptions as to age, sex, and other Policy specific assumptions.

First Ameritas may also provide individualized hypothetical illustrations of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and the Separate Account charges, including the Monthly Deduction, Percent of Premium Charge, and the Surrender Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Subaccounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

THE FUNDS
There are currently 31 Subaccounts within the Separate Account available to Policy Owners for new allocations. The assets of each Subaccount are invested in shares of a corresponding portfolio of one of the following mutual Funds (collectively, the "Funds"): Calvert Variable Series, Inc. Ameritas Portfolios ("Ameritas Portfolios"); Calvert Variable Series, Inc. ("Calvert Social Portfolios"); Variable Insurance Products Fund and Variable Insurance Products Fund II (collectively "Fidelity Portfolios"); The Alger American Fund ("Alger American Funds"); MFS Variable Insurance Trust ("MFS Trust"); and The Universal Institutional Funds, Inc. ("Universal Institutional Funds"). The Ameritas Portfolios receive investment advisory services from Ameritas Investment Corp. ("AIC"). AIC is a registered investment adviser under the Investment Advisers Act of 1940 and is an affiliate of First Ameritas. AIC also contracts with subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:

PORTFOLIO                           SUBADVISER
Ameritas Money Market               Calvert Asset Management Company, Inc.
Ameritas Index 500                  State Street Global Advisors
Ameritas Growth                     Fred Alger Management, Inc.
                                    ("Alger Management")
Ameritas Income & Growth            Alger Management
Ameritas Small Capitalization       Alger Management
Ameritas MidCap Growth              Alger Management
Ameritas Emerging Growth            Massachusetts Financial Services Company
                                    ("MFS Co.")
Ameritas Research                   MFS Co.
Ameritas Growth With Income         MFS Co.

Calvert Social Portfolios, which is managed by Calvert Asset Management, Inc. ("CAMCO"), offers the following portfolios: Calvert Social Small Cap Growth, Calvert Social Mid Cap Growth, Calvert Social International Equity, and Calvert Social Balanced. The Fidelity Portfolios, which are managed by Fidelity Management & Research Company ("Fidelity"), offer the following portfolios: VIP Equity-Income: Service Class 2, VIP Growth: Service Class 2, VIP High Income:
Service Class 2, VIP Overseas: Service Class 2, VIP Asset Manager: Service Class 2, VIP Investment Grade Bond: Service Class 2, VIP Asset Manager: Growth:
Service Class 2, and VIP Contrafund: Service Class 2. The Alger American Fund, which is managed by Fred Alger Management, Inc. ("Alger Management"), offers the following portfolios: Alger American Balanced ("Balanced") and Alger American Leveraged AllCap ("Leveraged AllCap"). The MFS Trust, managed by Massachusetts Financial Services Company ("MFS Co."), offers the following portfolios or series in connection with this Policy: MFS Utilities, MFS Global Governments, and MFS New Discovery. The Universal Institutional Funds offer the following portfolios in connection with the Policy, all of which are managed by Morgan Stanley Asset Management: Emerging Markets Equity, Global Equity, International Magnum, Asian Equity and U.S. Real Estate. Each Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company.



                                   ENCORE! II
                                       13

The assets of each portfolio of the Funds are held separately from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of investment objectives, policies, restrictions, expenses and risks, is in the prospectuses for each of the Funds, which must accompany or precede this prospectus. All underlying Fund information, including Fund prospectuses, has been provided to First Ameritas by the underlying Funds. First Ameritas has not independently verified this information. One or more of the portfolios may employ investment techniques that involve certain risks, including investing in non-investment grade, high risk debt securities, entering into repurchase agreements and reverse repurchase agreements, lending portfolio securities, engaging in "short sales against the box," investing in instruments issued by foreign banks, entering into firm commitment agreements and investing in warrants and restricted securities. In addition, certain of the portfolios may invest in securities of foreign issuers.

The Leveraged AllCap portfolio may borrow money to increase its portfolio of securities, and may purchase or sell options and enter into futures contracts on securities indexes to increase gain or to hedge the value of the portfolio. Certain of the portfolios are permitted to invest a portion of their assets in non-investment grade, high risk debt securities; these portfolios include the VIP High Income, VIP Equity-Income, VIP Asset Manager: Growth, VIP Asset Manager portfolios of the Fidelity Portfolios, and the Research portfolio of the Ameritas Portfolios. Certain portfolios are designed to invest a substantial portion of their assets overseas, such as the VIP Overseas portfolio and the International Magnum portfolio of the Universal Institutional Funds. Other portfolios invest primarily in the securities markets of emerging nations. Investments of this type involve different risks than investments in more established economies, and will be affected by greater volatility of currency exchange rates and overall economic and political factors. Such portfolios include the Emerging Markets Equity and Asian Equity portfolios of the Universal Institutional Funds. The Emerging Markets Equity portfolio may also invest in non-investment grade, high risk debt securities (also known as "junk bonds") and securities of Russian companies. Investment in Russian companies may involve risks associated with that nation's system of share registration and custody. Securities of non-U.S. issuers (including issuers in emerging nations) may also be purchased by each of the portfolios of the MFS Trust, by the Emerging Growth, Research, and Growth With Income portfolios of the Ameritas Portfolios, and by the Global Equity portfolio of the Universal Institutional Funds. Investments acquired by the U.S. Real Estate portfolio of the Universal Institutional Funds may be subject to the risks associated with the direct ownership of real estate and direct investments in real estate investment trusts. Further information about the risks associated with investments in each of the Funds and their respective portfolios is contained in the prospectus relating to that Fund. These prospectuses, together with this prospectus, should be read carefully and retained.

The investments in the Funds may be managed by Fund managers which manage one or more other mutual funds that have similar names, investment objectives, and investment styles as the Funds. You should be aware that the Funds are likely to differ from the other mutual funds in size, cash flow pattern, and tax matters. Thus, the holdings and performance of the Funds can be expected to vary from those of the other mutual funds.

You should periodically consider the allocation among the Subaccounts in light of current market conditions and the investment risks attendant to investing in the Funds' various portfolios.

The Separate Account will purchase and redeem shares from the portfolios at the net asset value. Shares will be redeemed to the extent necessary for First Ameritas to collect charges, pay the Surrender Values, partial withdrawals, and make policy loans or to transfer assets among Investment Options as you requested. Any dividend or capital gain distribution received is automatically reinvested in the corresponding Subaccount.

Since each of the Funds is designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies and will be sold to separate accounts of other insurance companies as investment vehicles for various types of variable life insurance policies and variable annuity contracts, there is a possibility that a material conflict may arise between the interests of the Separate Account and one or more of the

                                   ENCORE! II
                                       14
separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing their separate accounts from the Funds, to resolve the matter. The risks of such mixed and shared funding are described further in the prospectuses of the Funds.

------------------- ------------------------------------------------ --------------------------

INVESTMENT          INVESTMENT POLICIES                              OBJECTIVE
MANAGER/ PORTFOLIO
------------------- ------------------------------------------------ --------------------------

AMERITAS INVESTMENT CORP.
AMERITAS PORTFOLIOS
------------------- ------------------------------------------------ --------------------------

Ameritas Money      Invests in U.S. dollar-denominated money         Seeks as high a level of
Market              market securities of domestic and foreign        current income as is
                    issuers, including U.S. government securities    consistent with
                    and repurchase agreements.  Invests more than    preservation of capital
                    25% of total assets in the financial services    and liquidity.
                    industry.
------------------- ------------------------------------------------ --------------------------

Ameritas  Index
500                 Under  normal  circumstances, seeks  to  track   Seeks investment  results
                    the Standard & Poor's 500.                       that correspond to the
                                                                     total return of common stocks
                                                                     publicly  traded in the
                                                                     United States,  as represented
                                                                     by the Standard & Poor's 500.
------------------- ------------------------------------------------ -------------------------

Ameritas Growth     Focuses on growing companies that generally      Seeks long-term capital
                    have broad product lines, markets, financial     appreciation.
                    resources and depth of management.  Under
                    normal circumstances, the portfolio invests
                    primarily in the equity securities of large
                    companies.  The portfolio considers a large
                    company to have market capitalization of $1
                    billion or greater.
------------------- ------------------------------------------------ --------------------------

Ameritas Income &   Invests in dividend paying equity securities,    Primarily seeks to
Growth              such as common or preferred  stocks,             provide a high level of
                    preferably those which the subadviser believes   dividend income.  Its
                    also offer opportunities for capital             secondary goal is to
                    appreciation.                                    provide capital
                                                                     appreciation.
------------------- ------------------------------------------------ --------------------------

Ameritas Small      Focuses on small,  fast-growing companies that   Seeks  long-term capital
Capitalization      offer innovative products, service or            appreciation.
                    technologies  to  a  rapidly  expanding
                    marketplace.  Under normal circumstances, the
                    portfolio invests primarily in the equity securities
                    of small capitalization companies. A small
                    capitalization   company   is   one   that
                    has  a   market capitalization  within the range
                    of the  Russell  200 Growth Index or the
                    S&P SmallCap 600 Index.
------------------- ------------------------------------------------ --------------------------

Ameritas  MidCap    Invests in midsize  companies with  promising    Seeks long-term capital
Growth              growth potential. Under normal circumstances,    appreciation.
                    the portfolio  invests primarily in the equity
                    securities of companies having a market
                    capitalization within the range of
                    companies in the S&P MidCap 400 Index.
------------------- ------------------------------------------------ --------------------------

Ameritas Emerging   Invests,  under normal market  conditions, at    Seeks long-term growth of
Growth              least 65% of its total assets in common stocks   capital.
                    and related  securities, such as preferred stocks,
                    convertible securities  and  depositary  receipts
                    for those securities, of emerging growth companies.
------------------- ------------------------------------------------ --------------------------

                                   ENCORE! II
                                       15



Ameritas Research   Invests, under normal market conditions, at      Seeks long-term growth
                    least 80% of its total assets in common stocks   of capital and future
                    and related securities, such as preferred        income.
                    stocks, convertible securities and depositary
                    receipts.  The portfolio focuses on companies
                    that the Subadviser believes have favorable
                    prospects for long-term growth, attractive
                    valuations based on current and expected
                    earnings or cash flow, dominant or growing
                    market share and superior management.  The
                    fund may invest in companies of any size.  The
                    portfolio's investments may include securities
                    traded on securities exchanges or in the
                    over-the-counter markets.
------------------- ------------------------------------------------ --------------------------

Ameritas Growth     Invests, under normal market conditions, at      Seeks to provide
With Income         least 65% of its total assets in common stocks   reasonable current
                    and related securities, such as preferred        income and long-term
                    stocks, convertible securities and depositary    growth of capital and
                    receipts for those securities.  These            income.
                    securities may be listed on a securities
                    exchange or traded in the over-the-counter
                    markets.  While the portfolio may invest in
                    companies of any size, it may generally focus
                    on companies with larger market
                    capitalizations that the Subadviser believes
                    have sustainable growth prospects and
                    attractive valuations based on current and
                    expected earnings or cash flow.
------------------- ------------------------------------------------ --------------------------

CALVERT ASSET MANAGEMENT COMPANY, INC.
CALVERT SOCIAL PORTFOLIOS
-----------------------------------------------------------------------------------------------

CVS Social Small    Invests at least 65% of assets in the common     Seeks to provide
Cap Growth          stocks of small-cap companies.  Returns in the   long-term capital
                    portfolio will be mostly from the changes
                    in appreciation by the price of the  portfolio's
                    holdings  (capital  investing primarily in
                    appreciation).  The portfolio  currently equity
                    securities of defines small-cap companies as those with
                    companies that have market capitalization of $1 billion or less at small market the time the portfolio  initially
                    invests. * capitalizations.
------------------- ------------------------------------------------ --------------------------

CVS Social Mid      Invests primarily in the common stocks of        Seeks to provide
Cap Growth          mid-size companies.  Returns in the portfolio    long-term capital
                    will be mostly from the changes in the price     appreciation by
                    of the portfolio's holdings (capital             investing primarily in a
                    appreciation).  The portfolio currently          nondiversified portfolio
                    defines mid-cap companies as those within the    of the equity securities
                    range of market capitalizations of the S&P's     of mid-sized companies
                    Mid-Cap 400 Index.  Most companies in the        that are undervalued but
                    Index have a capitalization of $500 million to   demonstrate a potential
                    $10 billion. *                                   for growth.
------------------- ------------------------------------------------ --------------------------

CVS Social          Invests primarily in the common stocks of mid-   Seeks to provide a high
International       to large-cap companies using a value             total return consistent
Equity              approach.  The portfolio identifies those        with reasonable risk by
                    countries with markets and economies that it     investing primarily in a
                    believes currently provide the most favorable    globally diversified
                    climate for investing.  The portfolio invests    portfolio for equity
                    primarily in more developed economies and        securities.
                    markets.  No more that 5% of Portfolio assets
                    are invested in the U.S.*
------------------- ------------------------------------------------ --------------------------

                                          ENCORE! II
                                             16


CVS Social          Typically invests about 60% of its assets in     Seeks to achieve a
Balanced            stocks and 40% in bonds or other fixed-income    competitive total return
                    investments.  Stock investments are primarily    through an actively
                    common stock in large-cap companies, while the   managed portfolio of
                    fixed-income investments are primarily a wide    stocks, bonds and money
                    variety of investment grade bonds. *             market instruments which
                                                                     offer income and capital

                    *The   portfolio   invests   with  the   philosophy   growth
                    opportunity  and that  long-term  rewards to investors  will come  which  satisfy  the  from  those  organizations  whose
                    products,   investment  and  social  services,  and  methods
                    enhance the human  criteria.  condition and the  traditional
                    American  values  of  individual  initiative,   equality  of
                    opportunity and cooperative effort.
                    Investments  are  selected on the basis of their  ability to contribute to the dual objectives of financial soundness and social criteria.
------------------- ------------------------------------------------ --------------------------

FIDELITY MANAGEMENT & RESEARCH COMPANY
FIDELITY PORTFOLIOS (ALL PORTFOLIOS ARE SERVICE CLASS 2)
-----------------------------------------------------------------------------------------------

VIP Equity-Income   Investing at least 65% in income-producing       Seeks reasonable
                    equity securities, which tends to lead to        income.  Will also
                    investments in large cap "value" stocks.         consider the potential
                                                                     for capital
                                                                     appreciation.   Seeks a
                                                                     yield which exceeds the
                                                                     composite yield on the
                                                                     securities comprising
                                                                     the Standard & Poor's
                                                                     500.
------------------- ------------------------------------------------ --------------------------

VIP Growth          Investing primarily in common stocks.            Seeks capital
                    Investing in companies that it believes have     appreciation.
                    above-average growth potential (stocks of
                    these companies are often called "growth"
                    stocks).  Investing in domestic and foreign
                    issuers.
------------------- ------------------------------------------------ --------------------------

VIP High Income     Investing at least 65% of total assets in        Seeks a high level of
                    income-producing debt securities,  preferred     current income while
                    stocks and convertible securities, with an       also considering  growth
                    emphasis on  lower-quality  debt                 of capital.
                    securities.
------------------- ------------------------------------------------ --------------------------

VIP Overseas        Investing at least 65% of total assets in        Seeks long-term growth
                    foreign securities.  Investing primarily in      of capital.
                    common stocks.
------------------- ------------------------------------------------ --------------------------

VIP Asset  Manager  Allocating  the Fund's  assets among stocks,     Seeks high total  return
                    bonds,  and  short-term  and money               with reduced  risk over
                    market  instruments.  Maintaining  a             the long  term by
                    neutral  mix over  time of 50% of assets in      allocating  its assets
                    stocks,  40% of bonds,  and 10% of               in stocks,  bonds,  and
                    assets in  short-term  and money market          short-term instruments.
                    instruments.
------------------- ------------------------------------------------ --------------------------

VIP Investment      Investing in U.S. dollar-denominated             Seeks as high a level of
Grade Bond          investment-grade bonds.                          current income as is
                                                                     consistent with the
                                                                     preservation of capital.
------------------- ------------------------------------------------ --------------------------

VIP Asset           Allocating the Fund's assets among stocks,       Seeks to maximize total
Manager: Growth     bonds, and short-term and money market           return by allocating its
                    instruments. Maintaining a neutral mix over      assets among stocks,
                    time of 70% of assets in stocks, 25% of assets   bonds, short-term
                    in bonds, and 5% of assets in short-term and     instruments and other
                    money market instruments.                        investments.
------------------- ------------------------------------------------ --------------------------
                                         ENCORE! II
                                             17


VIP Contrafund      Investing primarily in common stocks.            Seeks long-term capital
                    Investing in securities of companies whose       appreciation.
                    value it believes is not fully recognized by
                    the public.
------------------- ------------------------------------------------ --------------------------

FRED ALGER MANAGEMENT INC.
ALGER AMERICAN FUND
-----------------------------------------------------------------------------------------------

Alger American      The portfolio focuses on stocks of companies     Seeks current income and
Balanced            with growth potential and fixed income           long-term capital
                    securities, with emphasis on income-producing    appreciation by
                    securities which appear to have some potential   investment in common
                    for capital appreciation.  Under normal          stocks and fixed income
                    circumstances, it invests in common stocks and   and convertible
                    fixed income securities, which include           securities, with
                    commercial paper and bonds rated within the      emphasis on income
                    four highest rating categories by an             producing securities
                    established rating agency or if not rated,       which appear to have
                    which are determined by the manager to be of     potential for capital
                    comparable quality.  Ordinarily, at least 25%    appreciation.
                    of the portfolio's net assets are invested in
                    fixed-income securities.
------------------- ------------------------------------------------ --------------------------

Alger American      Under normal circumstances, the portfolio        Seeks long-term capital
Leveraged AllCap    invests in the equity securities of companies    appreciation.
                    of any size which  demonstrate  promising growth
                    potential.  The  portfolio can  leverage,  that
                    is, borrow money,  up to  one-third of its total
                    assets to buy additional  securities.  By  borrowing
                    money,  the  portfolio  has the  potential to
                    increase  its  returns if the  increase  in the
                    value of the securities   purchased   exceeds  the
                    cost  of   borrowing, including interest paid on
                    the money borrowed
------------------- ------------------------------------------------ --------------------------

MASSACHUSETTS FINANCIAL SERVICES COMPNAY
MFS TRUST
-----------------------------------------------------------------------------------------------

MFS Utilities       Invests, under normal market conditions, at      Will seek capital growth
Series              least 65% of its total assets in equity and      and current income
                    debt securities of both domestic and foreign     (income above that
                    companies in the utilities industry.             available from a
                                                                     portfolio invested
                                                                     entirely in equity
                                                                     securities).
------------------- ------------------------------------------------ --------------------------

MFS Global          Invests, under normal market conditions, at      Will seek to provide
Governments Series  least 65% of   its total   assets  in  debt      income and capital appreciation.
                    obligations that are issued or guaranteed as
                    to principal and interest  by either  (1)
                    the U.S. Government, its agencies, authorities or
                    instrumentalities or (2) the governments of foreign
                    countries (including emerging markets).  May also invest in corporate bonds (including lower rated bonds commonly known as  junk  bonds) and mortgage-backed and assets-backed
                    securities.
------------------- ------------------------------------------------ --------------------------

MFS New Discovery   Invests, under normal market conditions,  at     Will seek capital
Series              least 65% of its total assets in common stocks   appreciation.
                    and related securities, such as preferred stocks,
                    convertible securities and depositary receipts
                    for those securities, of emerging growth companies.
------------------- ------------------------------------------------ --------------------------
                                   ENCORE! II
                                       18

MORGAN STANLEY ASSET MANAGEMENT
UNIVERSAL INSTITUTIONAL FUNDS
----------------------------------------------------------------------------------------------

UIF Emerging        Invests primarily in equity securities of        Long-term capital
Markets Equity      emerging market country issuers with a focus     appreciation.
                    on those  issuers with  attractive  growth
                    characteristics,  reasonable   valuations,
                    and  managements  with  a  strong
                    shareholder value orientation.
------------------- ------------------------------------------------ --------------------------

UIF Global  Equity  Invests  primarily in equity  securities  of    Long-term  capital
                    issuers  throughout the world, including        appreciation.
                    U.S.  issuers and emerging market  countries,
                    using an approach based on individual stock
                    selection and emphasizing a bottom up approach
                    to identify stocks that are undervalued.
------------------- ------------------------------------------------ --------------------------

UIF  International  Invests primarily in equity securities of non-   Long-term capital
Magnum              U.S. issuers, domiciled in countries             appreciation.
                    comprising  the Morgan Stanley Capital
                    International Europe, Australasia, Far East
                    Index commonly known as the "EAFE Index."
------------------- ------------------------------------------------ --------------------------

UIF Asian  Equity   Invests  primarily  in equity  securities  of    Long-term  capital
                    Asian issuers,  excluding Japan,  using a        appreciation.
                    disciplined,   value-oriented   approach  to
                    security selections focusing on larger companies
                    with strong management teams.
------------------- ------------------------------------------------ --------------------------

UIF U.S. Real       Invests primarily in equity securities of        Above-average current
Estate              companies in the U.S. real estate industry,      income and long-term
                    including real estate investment trusts and      capital appreciation.
                    real estate operating companies.
------------------- ------------------------------------------------ --------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
First Ameritas reserves the right, subject to applicable law, to add, delete, combine, or substitute investments in the Separate Account if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Fund's objectives or restrictions, or for some other reason. First Ameritas may operate the Separate Account as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other First Ameritas separate accounts. First Ameritas may also transfer the assets of the Separate Account to another separate account. If necessary, we will notify the SEC and/or state insurance authorities and will obtain any required approvals before making these changes.

If any changes are made, First Ameritas may, by appropriate endorsement, change the Policy to reflect the changes. In addition, First Ameritas may, when permitted by law, restrict or eliminate any voting rights of Policy Owners or other persons who have voting rights as to the Separate Account. First Ameritas will determine the basis for making any new Subaccounts available to existing Policy Owners.

You will be notified of any material change in the investment policy of any Fund in which you have an interest.

FIXED ACCOUNT
You may elect to allocate all or a portion of your Net Premium payments to the Fixed Account, and you may also transfer monies between the Separate Account and the Fixed Account. (See the section on Transfers.)

Payments allocated to the Fixed Account and transferred from the Separate Account to the Fixed Account are placed in First Ameritas's General Account. The General Account includes all of First Ameritas's assets, except those assets segregated in First Ameritas's separate accounts. First Ameritas has the sole discretion to invest the assets of the General Account, subject to applicable law. First Ameritas bears an investment risk for all amounts allocated or transferred to the Fixed Account, plus interest credited thereto, less any deduction for charges and expenses. The

                                   ENCORE! II
                                       19

Policy Owner bears the investment risk that the declared rate, described below, will fall to a lower rate after the expiration of a declared rate period. Because of exemptions and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest in it is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Policy; however, these disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

First Ameritas guarantees that it will credit interest at a declared rate of at least 3.5%. First Ameritas may, at its discretion, set a higher declared rate(s). Each month First Ameritas will establish the declared rate for the Policies with a Policy Date or Anniversary Date that month. Each month is assumed to have 30 days, and each year to have 360 days for purposes of crediting interest on the Fixed Account. The Policy Owner will earn interest on the amounts transferred or allocated to the Fixed Account at the declared rate effective for the month in which the Policy was issued, which rate is guaranteed for the remainder of the first Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the declared rate in effect in the month of the last Policy Anniversary. Declared interest rates may increase or decrease from previous periods, but will not fall below 3.5%. First Ameritas reserves the right to change the declaration practice, and the period for which a declared rate will apply.

POLICY BENEFITS

The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from First Ameritas.

PURPOSES OF THE POLICY
The Policy is designed to provide the Policy Owner with both lifetime insurance protection to the Policy Anniversary nearest the Insured's 100th birthday and flexibility in the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy.

You are not required to pay scheduled premiums to keep the Policy in force, but you may, subject to certain limitations, vary the frequency and amount of premium payments. You also may adjust the level of Death Benefits payable under the Policy without having to purchase a new Policy by increasing (with evidence of insurability) or decreasing the Specified Amount. An increase in the Specified Amount will increase the Guaranteed Death Benefit Premium required. If the Specified Amount is decreased, however, the Guaranteed Death Benefit Premium will not decrease. Thus, as insurance needs or financial conditions change, you have the flexibility to adjust life insurance benefits and vary premium payments.

The Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of Separate Account V. Thus the Policy Owner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid, depending upon the investment experience of the Separate Account. If the Guaranteed Death Benefit Premiums are satisfied by Net Policy Funding, First Ameritas will keep the Policy in force during the Guaranteed Death Benefit Period and provide a Death Benefit. In certain instances, this Net Policy Funding will not, after the payment of Monthly Deductions, generate positive Net Cash Surrender Values.

DEATH BENEFIT PROCEEDS
As long as the Policy remains in force, First Ameritas will pay the Death Benefit Proceeds of the Policy upon Satisfactory Proof of Death, according to the Death Benefit option in effect at the time of the Insured's death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the

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Insured's death occurred.  The Death Benefit  Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See the section on Payment Options.)

Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries you specified in the application or subsequently changed. If you do not choose a Beneficiary, the proceeds will be paid to you, as the Policy Owner, or to your estate.

DEATH BENEFIT OPTIONS
The Policy provides two Death Benefit options. The Policy Owner selects one of the options in the application. The Death Benefit under either option will never be less than the current Specified Amount of the Policy as long as the Policy remains in force. (See the section on Policy Lapse and Reinstatement.) The minimum initial Specified Amount is $50,000 (100,000 if preferred class). The net amount at risk for Option A will generally be less than the net amount at risk for Option B. If you choose Option A, your Cost of Insurance deduction will generally be lower than if you choose Option B. (See the section on Charges and Deductions.) The following graphs illustrate the differences in the two Death Benefit options.


Option A.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION A, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.

            Death Benefit Option A. Pays a Death Benefit equal to the Specified Amount or the Accumulation Value multiplied by the Death Benefit percentage (as illustrated at Point A) whichever is greater.

Under Option A, the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable percentage of Accumulation Value on the date of death. The applicable percentage is 250% for Insureds with an Attained Age 40 or younger on the Policy Anniversary Date prior to the date of death. For Insureds with an Attained Age over 40 on that Policy Anniversary Date, the percentage declines. For example, the percentage at Attained Age 40 is 250%, at Attained Age 50 is 185%, at Attained Age 60 is 130%, at Attained Age 70 is 115%, at Attained Age 80 is 105%, and at Attained Age 90 is 100%. Accordingly, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. Policy Owners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value, rather than increased insurance coverage, generally should select Option A.


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Option B.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION B, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.

        Death Benefit Option B. Pays a Death Benefit equal to the Specified Amount plus the Policy's Accumulation Value or the Accumulation Value multiplied by the Death Benefit percentage, whichever is greater.

Under Option B, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable percentage of the Accumulation Value on the date of death. The applicable percentage is the same as under Option A: 250% for Insureds with an Attained Age 40 or younger on the Policy Anniversary Date prior to the date of death. For Insureds with an Attained Age over 40 on that Policy Anniversary Date the percentage declines. Accordingly, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies (but will never be less than the Specified Amount). Policy Owners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher Accumulation Values, generally should select Option B.

CHANGE IN DEATH BENEFIT OPTION. The Death Benefit option may be changed once per year after the first Policy Year by sending First Ameritas a written request. The effective date of such a change will be the Monthly Activity Date on or following the date the change is approved by First Ameritas. A change may have federal tax consequences.

If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change less the Accumulation Value as of the date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change.

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect the Cost of Insurance because this charge varies depending on the net amount at risk (i.e. the amount by which the Death Benefit as calculated on a Monthly Activity Date exceeds the Accumulation Value on that date). Changing from Option B to Option A generally will decrease the net amount at risk in the future, and will therefore decrease the Cost of Insurance. Changing from Option A to Option B generally will result in an increase in the Cost of Insurance over time because the Cost of Insurance Rate will increase with the Insured's age, even though the net amount at risk will generally remain level. If, however, the change was from Option B to Option A, the Cost of Insurance rate may be different for the increased Death Benefit. On a change from Option A to Option B, the Specified Amount will decrease so that the Cost of Insurance Rate may be different. (See the sections on Charges and Deductions and Federal Tax Matters.)

CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, after the first Policy Year, a Policy Owner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount may affect the Cost of Insurance Rate and the net amount at risk, both of which may affect a Policy Owner's Cost of Insurance and have federal tax consequences. (See the sections on Charges and Deductions and Federal Tax Matters.)


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Any increase or decrease in the  Specified  Amount will become  effective on the
Monthly Activity Date on or following the date a written request is approved by First Ameritas. The Specified Amount of a Policy may be changed only once per year and First Ameritas may limit the size of a change in a Policy Year. In the first three Policy Years, the Specified Amount remaining in force after any requested decrease may not be less than $50,000 in the first three Policy Years and $35,000 thereafter. At no time may the Specified Amount be less than $100,000, for the preferred non-tobacco risk class. In addition, if a decrease in the Specified Amount makes the Policy not comply with the maximum premium limits required by federal tax law, the decrease may be limited or the Accumulation Value may be returned to you, at your election, to the extent necessary to meet the requirements. (See the section on Premiums.)

Increases in the Specified Amount will be allowed after the first Policy Year. For an increase in the Specified Amount, you must submit a written supplemental application. First Ameritas may also require additional evidence of insurability. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to put the requested increase in effect. (See the section on Premiums upon Increases in Specified Amount.) The minimum amount of any increase is $25,000, and an increase cannot be made if the Insured's Attained Age is over 80. An increase in the Specified Amount will also increase Surrender Charges. An increase in the Specified Amount during the time the Guaranteed Death Benefit provision is in effect will increase the respective premium requirements. (See the section on Charges and Deductions.)

METHODS OF AFFECTING INSURANCE PROTECTION
You may increase or decrease the pure insurance protection provided by a Policy--the difference between the Death Benefit and the Accumulation Value--in several ways as your insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial withdrawal of the Policy's Accumulation Value. Certain of these changes may have federal tax consequences. The consequences of each of these methods will depend upon the individual circumstances.

DURATION OF THE POLICY
The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to pay the Monthly Deduction or if the Guaranteed Death Benefit provision is in effect. (See the section on Charges from Accumulation Value.) However, when the Net Cash Surrender Value is insufficient to pay the Monthly Deduction and the Grace Period expires without an adequate payment by the Policy Owner, the Policy will lapse and terminate without value. (See the section on Policy Lapse and Reinstatement.)

ACCUMULATION VALUE
The Accumulation Value will reflect the investment performance of the chosen Investment Options, the Net Premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. You may Surrender the Policy at any time and receive the Policy's Net Cash Surrender Value. (See the section on Surrenders.) There is no guaranteed minimum Accumulation Value.

Accumulation Value is determined on each Valuation Date. On the Issue Date, the Accumulation Value will equal the portion of any Net Premium allocated to the Investment Options, reduced by the portion of the first Monthly Deduction allocated to the Investment Options. (See the section on Allocation of Premiums and Accumulation Value.) Thereafter, on each Valuation Date, the Accumulation Value of the Policy will equal:
     (1) The aggregate values belonging to the Policy in each of the Subaccounts on the Valuation Date, determined by multiplying each Subaccount's unit value by the number of Subaccount units you have allocated to the Policy; plus
     (2)  The value of allocations to the Fixed Account; plus
     (3) Any Accumulation Value impaired by Outstanding Policy Debt held in the General Account; plus
     (4)  Any Net Premiums received on that Valuation Date; plus
     (5)  Any amounts credited as Net Cash Surrender Value bonus; less
     (6)  Any partial  withdrawal,  and its charge, made on that Valuation Date;
          less
     (7)  Any Monthly Deduction to be made on that Valuation Date; less
     (8)  Any federal or state income  taxes  charged  against the  Accumulation
          Value.

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




In computing the Policy's Accumulation Value on the Valuation Date, the number of Subaccount units allocated to the Policy is determined after any transfers among Investment Options (and deduction of transfer charges), but before any other Policy transactions, such as receipt of Net Premiums and partial withdrawals. Because the Accumulation Value depends on a number of variables, a Policy's Accumulation Value cannot be predetermined.

THE UNIT VALUE. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount is calculated by (1) multiplying the net asset value per share of each Fund portfolio on the Valuation Date times the number of shares held by that Subaccount, before the purchase or redemption of any shares on that Valuation Date; minus (2) a charge not exceeding an annual rate of 0.90% for mortality and expense risk; minus (3) a charge not exceeding an annual rate of 0.25% for administrative service expenses; and (4) dividing the result by the total number of units held in the Subaccount on the Valuation Date, before the purchase or redemption of any units on that Valuation Date. (See the section on Daily Charges Against the Separate Account.)

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. The net asset value for each Fund portfolio is determined as of the close of regular trading on the NYSE. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

NET CASH SURRENDER VALUE BONUS
Beginning  with the 21st  Policy  Anniversary,  a bonus equal to .25% of the Net
Cash Surrender Value will be credited to the Fixed Account and/or the Subaccounts on each Policy anniversary, provided that the Net Cash Surrender Value of the Policy on the Policy Anniversary is at least $500,000. This bonus is guaranteed. The bonus will be credited to the Fixed Account and/or the Subaccounts based on the premium allocation percentages in effect at that time.

BENEFITS AT MATURITY
If the Insured is living on the Maturity Date, First Ameritas will pay the Policy Owner the Accumulation Value of the Policy, less Outstanding Policy Debt ("Maturity Benefits"). The Policy will mature on the Policy Anniversary Date nearest the Insured's 100th birthday. The Death Benefit will be the Accumulation Value. As long as the Policy continues in force, all other Policy provisions will remain in effect. Interest on Policy loans will continue to accrue and become part of the Outstanding Policy Debt.

PAYMENT OF POLICY BENEFITS
Death Benefit Proceeds under the Policy will usually be paid within seven days after First Ameritas receives Satisfactory Proof of Death. Maturity Benefits will ordinarily be paid within seven days of receipt of a written request. Payments may be postponed in certain circumstances. (See the section on General Provisions - Postponement of Payments.) The Policy Owner may decide the form in which Death Benefit Proceeds or Maturity Benefits will be paid. During the Insured's lifetime, the Policy Owner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. Changes must be in writing and will revoke all prior elections. If no election is made, First Ameritas will pay Death Benefit Proceeds or Accumulation Value Benefit in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election for an optional method of payment is in force at the death of the Insured, the Beneficiary may select one or more of the optional methods of payment. Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

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



PAYMENT OPTIONS FOR DEATH BENEFIT PROCEEDS OR MATURITY BENEFITS ("POLICY PROCEEDS"). The minimum amount of each payment is $100. If a payment would be less than $100, First Ameritas has the right to make payments less often so that the amount of each payment is at least $100. Once a payment option is in effect, Policy Proceeds will be transferred to First Ameritas's General Account. First Ameritas may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:

     INTEREST PAYMENT OPTION. First Ameritas will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by First Ameritas.

     FIXED AMOUNT PAYABLE OPTION. Each payment will be for an agreed fixed amount. Payments continue until the amount First Ameritas holds runs out.

     FIXED PERIOD PAYMENT OPTION. Equal payments will be made for any period selected up to 20 years.

     LIFETIME PAYMENT OPTION. Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.

     JOINT LIFETIME PAYMENT OPTION. Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.

As an alternative to the above payment options, Death Benefits Proceeds or Maturity Benefits may be paid in any other manner approved by First Ameritas.

POLICY RIGHTS

LOAN BENEFITS
LOAN PRIVILEGES. The Policy Owner may borrow an amount up to the current Net Cash Surrender Value less twelve times the most recent Monthly Deduction, at regular or reduced loan rates (described below). Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while the Insured is living, prior to the Maturity Date. Policy Owners in certain states may borrow 100% of the Net Cash Surrender Value after deducting Monthly Deductions and any interest on Policy loans that will be due for the remainder of the Policy Year. Loans may have tax consequences. (See the section on Federal Tax Matters.)

INTEREST. First Ameritas charges interest to Policy Owners at regular and reduced rates. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular Policy loans is 5.5%. Each year after the tenth Policy Anniversary Date, the Policy Owner may borrow a limited amount of the Net Cash Surrender Value at a reduced interest rate. For those loans, interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is 10% of the Net Cash Surrender Value as of the most recent Policy Anniversary Date, plus any loan previously made at a reduced loan rate. If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policy Owner earns 3.5% interest on the Accumulation Values securing the loans.

EFFECT OF POLICY LOANS. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Investment Options to the General Account as security for the loan. The Accumulation Value transferred will be allocated from the Investment Options according to the instructions you give when you request the loan. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options. In any Policy Year that loan interest is not paid when due, First Ameritas will add the interest due to the principal amount of the Policy loan on the next Policy Anniversary. This loan interest due will be transferred from the Investment Options as set out above. No charge will be made for these transfers. A Policy loan will permanently affect the Accumulation Value and may permanently affect the amount of the Death Benefits,

                                   ENCORE! II
                                       25
even if the loan is repaid. Policy loans will also affect Net Policy Funding for determining whether the Guaranteed Death Benefit provision is met.

Interest earned on amounts held in the General Account will be allocated to the Investment Options on each Policy Anniversary in the same proportion that Net Premiums are being allocated to those Investment Options at the time. Upon repayment of loan amounts, the portion of the repayment allocated in accordance with the repayment of loan provision (see below) will be transferred to increase the Accumulation Value in that Investment Option.

OUTSTANDING POLICY DEBT. The Outstanding Policy Debt equals the total of all Policy loans and accrued interest on Policy loans. If the Outstanding Policy Debt exceeds the Accumulation Value less any Surrender Charge and any Accrued Expense Charges, the Policy Owner must pay the excess. First Ameritas will send a notice of the amount which must be paid. If you do not make the required payment within the 61 days after First Ameritas sends the notice, the Policy will terminate without value ("lapse"). Should the Policy lapse while Policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. You may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed Account and receiving a guaranteed rate of return. Should you experience a substantial reduction, you may need to lower anticipated withdrawals and loans, repay loans, make additional premium payments, or take other action to avoid Policy lapse. A lapsed Policy may later be reinstated. (See the section on Policy Lapse and Reinstatement.)

REPAYMENT OF LOAN. Unscheduled premiums paid while a Policy loan is outstanding are treated as repayment of the debt only if the Policy Owner so requests. As a loan is repaid, the Accumulation Value in the General Account securing the repaid loan will be allocated among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment.

SURRENDERS
At any time during the lifetime of the Insured and prior to the Maturity Date, the Policy Owner may partially withdraw a portion of the Accumulation Value or Surrender the Policy by sending a written request to First Ameritas. The amount available for Surrender is the Net Cash Surrender Value at the end of the Valuation Period when the Surrender request is received at First Ameritas's Service Office. Surrenders will generally be paid within seven days of receipt of the written request. (See the section on Postponement of Payments.) SURRENDERS MAY HAVE TAX CONSEQUENCES. Surrenders may be subject to Surrender Charges. (See the section on Surrender Charge.) Once a Policy is Surrendered, it may not be reinstated. (See the section on Tax Treatment of Policy Proceeds.)

If the Policy is being Surrendered in its entirety, the Policy itself must be returned to First Ameritas along with the request. First Ameritas will pay the Net Cash Surrender Value. Coverage under the Policy will terminate as of the date of a total Surrender. A Policy Owner may elect to have the amount paid in a lump sum or under a payment option. (See the section on Payment Options.)

PARTIAL WITHDRAWALS
Partial withdrawals are irrevocable. The amount of a partial withdrawal may not be less than $500. The Net Cash Surrender Value after a partial withdrawal must be at least $1,000 or an amount sufficient to maintain the Policy in force for the remainder of the Policy Year.

The amount paid will be deducted from the Investment Options according to your instructions when you request the withdrawal. However, the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options.

The Death Benefit will be reduced by the amount of any partial withdrawal and may affect the way the Cost of Insurance charge is calculated and the amount of pure insurance protection under the Policy. (See the sections on Monthly Deduction--Cost of Insurance and Death Benefit Options--Methods of Affecting Insurance Protection.) If Death Benefit option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

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                                       26

In the first three Policy Years, the Specified Amount remaining in force after a partial withdrawal may not be less than $500,000 for Insureds with an Issue Age of 49 or less, and $250,000 for those with an Issue Age of 50 or more. In Policy Years four through ten, the Specified Amount remaining in force following a partial withdrawal must be at least $400,000 for Insureds with an Issue Age of 20-49 and $200,000 for those with Issue Ages of 50-80. After the 10th Policy Year, the Specified Amount remaining in force following a partial withdrawal must be at least $100,000, regardless of age. Any request for a partial withdrawal that would reduce the Specified Amount below this amount will not be implemented. A fee of 2% of the amount withdrawn (maximum charge $25) is deducted from the Accumulation Value. (See the section on Partial Withdrawal Charge.) Partial withdrawals will also affect Net Policy Funding for determining whether the Guaranteed Death Benefit provision is met.

TRANSFERS
Accumulation Value may be transferred among the Subaccounts of Separate Account V and to the Fixed Account as often as desired. However, transfers out of the Fixed Account may only be made during the 30 day period following the Policy Anniversary Date, as noted below. The transfers may be ordered in person, by mail, by telephone, or, when available, through our website. The total amount transferred each time must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first 15 transfers per Policy Year will be permitted free of charge. After that, a transfer charge of $10 may be imposed each additional time amounts are transferred. This amount will be deducted pro rata from each Subaccount (and if applicable, the Fixed Account) in which the Policy Owner is invested. Additional restrictions on transfers may be imposed at the fund level. Specifically, Fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a Fund manager refuses a transfer for any reason, the transfer will not be allowed. First Ameritas will not be able to process the transfer if the Fund manager refuses. Transfers resulting from Policy loans or exercise of the exchange privilege will not be subject to a transfer charge and will not be counted towards the 15 free transfers per Policy Year. First Ameritas may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

Transfers out of the Fixed Account, unless part of the dollar cost averaging systematic program described below, may be made only during the 30 day period following the Policy Anniversary Date in any Policy Year. Transfers out of the Fixed Account are limited to the greater of (1) 25% of the Fixed Account attributable to the Policy; (2) the largest transfer made by the Policy Owner out of the Fixed Account during the last 13 months; or (3) $1,000. This provision is not available while dollar cost averaging from the Fixed Account.

Each year, any time within ten days after the Policy Anniversary Date, you have the option to transfer all funds to the Fixed Account and receive guaranteed reduced paid up benefits. The amount of the guaranteed reduced paid up benefits will be that amount which the funds will purchase based on the mortality table on which the guaranteed rates are calculated and the guaranteed interest rate.

The privilege to initiate transactions by telephone or through our website, when available, will be made available to Policy Owners automatically. The registered representative designated on the application will have the authority to initiate telephone transfers. Policy Owners who do not wish to authorize First Ameritas to accept telephone transactions from their registered representative must specify so on the application. First Ameritas will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if it does not, First Ameritas may be liable for any losses due to unauthorized or fraudulent instructions. The procedures First Ameritas follows for transactions initiated by telephone include, but are not limited to, requiring the Policy Owner to provide the Policy number at the time of giving transfer instructions; First Ameritas's tape recording of all telephone transfer instructions; and First Ameritas providing written confirmation of telephone transactions.

When available, procedures for making transfers through our website can be accessed at the Internet address stated in the First Ameritas Life Insurance Corp. of New York section of this prospectus.



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SYSTEMATIC PROGRAMS
First Ameritas may offer systematic programs as discussed below. These programs will be subject to administrative guidelines First Ameritas may establish from time to time. We will count your transfers in these programs when determining whether the transfer fee applies. Lower minimum amounts may be allowed to transfer as part of a systematic program. No other separate fee is assessed when one of these options is chosen. All other normal transfer restrictions, as described above, also apply.

You can request participation in the available programs when purchasing the Policy or at a later date. You can change the allocation percentage or discontinue any program by sending written notice or calling the Service Office. Other scheduled programs may be made available. First Ameritas reserves the right to modify, suspend, or terminate such programs at any time. Use of systematic programs may not be advantageous, and does not guarantee success.

PORTFOLIO REBALANCING. Under the Portfolio Rebalancing program, you can instruct First Ameritas to reallocate the Accumulation Value among the Subaccounts (but not the Fixed Account) on a systematic basis, according to your specified allocation instructions.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, you can instruct First Ameritas to automatically transfer, on a systematic basis, a predetermined amount or specified percentage from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account if each monthly transfer is no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established. Dollar Cost Averaging is not available with Earnings Sweep, below.

EARNINGS SWEEP. This program permits systematic redistribution of earnings among Investment Options. Earnings Sweep is not available with Dollar Cost Averaging, above.

FREE LOOK PRIVILEGE
You may cancel the Policy within 10 days after you receive it, within 10 days after First Ameritas delivers a notice of your right of cancellation, or within 45 days of completing Part I of the application, whichever is later. The amount of the refund will equal the gross premiums paid. To cancel the Policy, you should mail or deliver it to the selling agent, or to First Ameritas at the Service Office. A refund of premiums paid by check may be delayed until the check has cleared your bank. (See the section on General Provisions - Postponement of Payments.)

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY
Individuals wishing to purchase a Policy must complete an application and submit it to First Ameritas's Service Office (5900 "O" Street, Lincoln, Nebraska 68501). A Policy will generally be issued only to individuals 0-80 years of age on their nearest birthday who supply satisfactory evidence of insurability to First Ameritas. Acceptance is subject to First Ameritas's underwriting rules, and First Ameritas reserves the right to reject an application for any reason.

The Policy Date is the effective date for all coverage in the original application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Policy Months. The Issue Date is the date that all financial, contractual and administrative requirements have been met and processed for the Policy. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy Date will be the date the Policy is sent for delivery and the Issue Date will be the date the requirements are met.

When all required premiums and application amendments have been received by First Ameritas in its Service Office, the Issue Date will be the date the Policy is mailed to you or sent to the agent for delivery to you. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt and federal funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received and available to First Ameritas, and the application

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amendments are received and reviewed in First Ameritas's  Service Office. On the
Issue Date, the initial premium payment will be allocated to the Money Market Subaccount for 13 days. After the expiration of the 13-day period, the Accumulation Value will be reallocated to the Investment Options you select.

Subject to approval, a Policy may be backdated, but the Policy Date may not be more than six months prior to the date of the application. Backdating can be advantageous if the Insured's lower Issue Age results in lower Cost of Insurance Rates. If a Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly Deductions will be made for the period the Policy Date is backdated.

Interim conditional insurance coverage may be issued prior to the Policy Date, provided that certain conditions are met, upon the completion of an application and the payment of the required premium at the time of the application. The amount of the interim coverage is limited to the smaller of (1) the amount of insurance applied for, (2) $100,000, or (3) $25,000 if the proposed Insured is over age 60 at their nearest birthday.

PREMIUMS
No insurance will take effect before the initial premium payment is received by First Ameritas in federal funds. The initial premium payment must be at least 1/12 of the first year Guaranteed Death Benefit Premium times the number of months between the Policy Date and the Issue Date, plus one. Subsequent premiums are payable at First Ameritas's Service Office. A Policy Owner has flexibility in determining the frequency and amount of premiums. However, unless you have paid sufficient premiums to pay the Monthly Deduction and Percent of Premium Charges, the Policy may have a zero Net Cash Surrender Value and lapse. Net Policy Funding, if adequate, may satisfy Guaranteed Death Benefit Premium requirements. (See the section on Policy Benefits, Purposes of the Policy.)

PLANNED PERIODIC PREMIUMS. At the time the Policy is issued you may determine a Planned Periodic Premium schedule that provides for the payment of level premiums at selected intervals. The Planned Periodic Premium schedule may include the Guaranteed Death Benefit Premium. You are not required to pay premiums according to this schedule. You have considerable flexibility to alter the amount and frequency of premiums paid. We reserve the right to limit the amount of premium payments as described below:
    (1)  The premium payment must be at least $10.00
    (2) Any premium that would immediately result in the Death Benefit becoming equal to a percentage of the Accumulation Value.
    (3) Any premium that would prevent the coverage under this Policy from continuing to qualify as life insurance under the Internal Revenue Code of 1954.
If any premium is excess of the limits described in (2) and (3) above is accepted, we will return it to the Owner within 60 days after the end of the Policy Year in which we receive the excess.

You may also change the frequency and amount of Planned Periodic Premiums by sending a written request to the Service Office, although First Ameritas reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy remains in force unless the Guaranteed Death Benefit provision is in effect. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. (See the section on Duration of the Policy.) Unless the Guaranteed Death Benefit provision is in effect, even if Planned Periodic Premiums are paid, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the Monthly Deduction, and the Grace Period expires without a sufficient payment. (See the section on Policy Lapse and Reinstatement.)

PREMIUM LIMITS. First Ameritas's current minimum premium limit is $45, $15 if paid by automatic bank draft. First Ameritas currently has no maximum premium limit, other than the current maximum premium limits established by federal tax laws. First Ameritas reserves the right to change any premium limit. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limits established by federal tax laws. (See the section on Federal Tax Matters - Tax Status of the Policy.)

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If at any time a premium is paid which would result in total premiums  exceeding the current maximum premium limits, First Ameritas will accept only that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limits allowed by law. First Ameritas may require additional evidence of insurability if any premium payment would result in an increase in the Policy's net amount at risk on the date the premium is received.

PREMIUMS UPON INCREASES IN SPECIFIED AMOUNT. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policy Owner, an additional premium payment may be required. First Ameritas will notify you of any premium required to fund the increase, which premium must be made in a single payment. The Accumulation Value of the Policy will be immediately increased by the amount of the payment, less the applicable Percent of Premium Charge.

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE
ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policy Owner allocates Net Premiums to one or more Subaccounts and/or to the Fixed Account. Allocations must be whole number percentages and must total 100%. The allocation of future Net Premiums may be changed without charge by providing proper notification to the Service Office. If there is any Outstanding Policy Debt at the time of a payment, First Ameritas will treat the payment as a premium payment unless you instruct otherwise by proper written notice.

On the Issue Date, the initial premium payment will be allocated to the Money Market Subaccount for 13 days. Thereafter, the Accumulation Value will be reallocated to the Investment Options you selected. Premium payments received by First Ameritas prior to the Issue Date are held in the General Account until the Issue Date and are credited with interest at a rate determined by First Ameritas for the period from the date the payment has been converted into federal funds and is available to First Ameritas. In no event will interest be credited prior to the Policy Date.

The Accumulation Value of the Subaccounts will vary with the investment performance of these Subaccounts and you, as the Policy Owner, will bear the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. You should periodically review your allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE AND REINSTATEMENT
LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will occur when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period expires without a sufficient payment, unless the Guaranteed Death Benefit provision is in effect. The Grace Period is 61 days from the date First Ameritas mails a notice that the Grace Period has begun. First Ameritas will notify you at the beginning of the Grace Period by mail addressed to your last known address on file with First Ameritas.

The notice will specify the premium required to keep the Policy in force. The required premium will equal the greater of (1) the amount necessary to cover the Monthly Deductions and Percent of Premium Charges for the three Policy Months after commencement of the Grace Period, or (2) the amount necessary to raise the Net Cash Surrender Value above zero on the date of reinstatement. Failure to pay the required premium within the Grace Period will result in lapse of the Policy. If the Insured dies during the Grace Period, any overdue Monthly Deductions and Outstanding Policy Debt will be deducted from the Death Benefit Proceeds. (See the section on Charges and Deductions.)

REINSTATEMENT. A lapsed Policy may be reinstated any time within three years after the beginning of the Grace Period, but before the Maturity Date. We will reinstate your Policy based on the Insured's rating class at the time of the reinstatement.


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Reinstatement is subject to the following:
     (1) Evidence of insurability of the Insured satisfactory to First Ameritas (including evidence of insurability of any person covered by a rider to reinstate the rider);
     (2) Any Outstanding Policy Debt on the date of lapse will be reinstated with interest due and accrued;
     (3) The Policy cannot be reinstated if it has been Surrendered for its full Net Cash Surrender Value;
     (4)  The minimum premium required at reinstatement is the greater of:
          (a) the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement to equal to or greater than zero; or
          (b)  three times the current Monthly Deduction.

The  amount of Accumulation  Value on the date of reinstatement  will equal:
     (1) The amount of the Net Cash Surrender Value on the date of lapse, increased by
     (2)  The premium paid at reinstatement, less
     (3)  The Percent of Premium Charges and the amounts stated above, plu
     (4) That part of the Contingent Deferred Sales Charge and Contingent Deferred Administrative Charge that would apply if the Policy were Surrendered on the date of reinstatement.

The last addition to the Accumulation Value is designed to avoid duplicate Surrender Charges. The original Policy Date, and the dates of increases in the Specified Amount (if applicable), will be used for purposes of calculating the Surrender Charge. If any Outstanding Policy Debt is reinstated, that debt will be held in First Ameritas's General Account. Accumulation Value calculations will then proceed as described under the section on Accumulation Value.

The effective date of reinstatement will be the first Monthly Activity Date on or next following the date of approval by First Ameritas of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate First Ameritas for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy and payment of applicable taxes; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

Any adjustments to non-guaranteed cost factors (interest credits, Administrative Expense Charge, administrative charge, Mortality and Expense Risk Charges and Cost of Insurance charges) will be by class based on changes in future expectations of such elements as mortality, persistency, investment earnings, expenses and taxes. Any changes is Policy cost factors will be determined in accordance with procedures and standards on file with the Superintendent of Insurance. Cost factors will be reviewed for in force Policies for adjustments not more often than once per year nor less often than once every five years.

DEDUCTIONS FROM PREMIUM PAYMENTS (PERCENT OF PREMIUM CHARGE)
SALES CHARGE. There are no sales charges deducted from premium payments in connection with the Policy. The Policy is, however, subject to a Contingent Deferred Sales Charge if the Policy is surrendered. (See the section on Surrender Charge.)

PREMIUM CHARGE FOR TAXES. A deduction of up to 5% of the premium is made from each premium payment to pay applicable taxes; currently the charge is 3.5%. The deduction is an amount First Ameritas considers necessary to pay all premium taxes imposed by the state and its subdivisions, and to defray the tax cost due to capitalizing certain Policy acquisition expenses as required under applicable federal tax laws. (See the section on Federal Tax Matters.) First Ameritas does not expect to derive a profit from the Premium Charge for Taxes.



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CHARGES FROM ACCUMULATION VALUE
MONTHLY DEDUCTION. Charges will be deducted as of the Policy Date and on each Monthly Activity Date thereafter from the Accumulation Value of the Policy to compensate First Ameritas for administrative expenses and insurance provided. These charges will be allocated among the Subaccounts, and the Fixed Account on a pro rata basis. Each of these charges is described in more detail below.

ADMINISTRATIVE EXPENSE CHARGE. To compensate First Ameritas for the ordinary administrative expenses expected to be incurred in connection with a Policy, the Monthly Deduction includes a per Policy charge (currently $5.00 per Policy per month). The Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $9.00 per month the first Policy year and $8.00 per month thereafter. First Ameritas does not expect to make any profit from the Administrative Expense Charge.

COST OF INSURANCE. Because the Cost of Insurance depends upon several variables, the cost for each Policy Month can vary from month to month. First Ameritas will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance Rate by the net amount at risk for each Policy Month. The net amount at risk on any Monthly Activity Date is based on the amount by which the Death Benefit which would have been payable on that Monthly Activity Date exceeds the Accumulation Value on that date.

COST OF INSURANCE RATE. The Annual Cost of Insurance Rate is based on the Insured's sex, Issue Age, Policy duration, Specified Amount, and rating class. The rate will vary depending upon tobacco use and other risk factors. For the initial Specified Amount, the Cost of Insurance Rate will not exceed those shown in the Schedule of Guaranteed Annual Cost of Insurance Rates shown in the schedule pages of the Policy. These guaranteed rates are based on the Insured's Attained Age and are equal to the 1980 Insurance Commissioners Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables. The current rates range between 40% and 100% of the rates based on the 1980 Commissioners Standard Ordinary Tables, based on First Ameritas's own mortality experience. Policies issued on a unisex basis are based on the 1980 Insurance Commissioners Standard Ordinary Table B assuming 80% male and 20% female lives. The Cost of Insurance Rates, Surrender Charges, and payment options for Policies issued in Montana and certain other states are on a sex-neutral (unisex) basis. Any change in the Cost of Insurance Rates will apply to all persons of the same age, sex, Specified Amount and rating class and whose Policies have been in effect for the same length of time.

If the rating class for any increase in the Specified Amount is not the same as the rating class at issue, the Cost of Insurance Rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the Cost of Insurance Rate, as discussed earlier.

The actual charges made during the Policy Year will be shown in the annual report delivered to Policy Owners.

RATING CLASS. The rating class of an Insured will affect the Cost of Insurance Rate. First Ameritas currently places Insureds into both standard rating classes and substandard rating classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rating class will have a lower Cost of Insurance Rate than an Insured in a rating class with higher mortality risks. If, when issued, a Policy is rated with a tabular extra rating, the guaranteed rate is a multiple of the guaranteed rate for a standard issue Policy. This multiple factor is shown in the Schedule of Benefits in the Policy, and may be from 1.18 to 4 times the guaranteed rate for a standard issue Policy.

If appropriate, Insureds may also be assigned a flat extra rating charge to reflect higher mortality risks. The flat extra rating charge will be added to the Cost of Insurance Rate and thus will be deducted as part of the Monthly Deduction on each Monthly Activity Date.


SURRENDER CHARGE
If a Policy is Surrendered prior to the 14th Policy Anniversary Date, First Ameritas will assess a Surrender Charge based upon percentages of the premiums actually paid and a charge per $1,000 of insurance issued based upon sex and Issue Age.

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The maximum  Surrender  charge,  determined at issue, will grade down to zero at the end of 14 years based on the following schedule:

                        PERCENT OF MAXIMUM                  PERCENT OF MAXIMUM
                       SURRENDER CHARGE AT                   SURRENDER CHARGE
         POLICY        ISSUE THAT WILL APPLY     POLICY    ISSUE THAT WILL APPLY
         YEAR           DURING POLICY YEAR        YEAR      DURING POLICY YEAR
         ----           ------------------        ----      ------------------
           1                   100%                 9               50%
           2                    96%                10               42%
           3                    92%                11               33%
           4                    88%                12               25%
           5                    83%                13               17%
           6                    75%                14               8%
           7                    67%                15+              0%
           8                    58%

No Surrender Charge will be assessed on decreases in the Specified Amount of the Policy or partial withdrawals of Accumulation Value. First Ameritas will, however, assess Surrender Charges due to increases in the Specified Amount. The Surrender Charge on increases will be based on the Attained Age at the time of the increase and the amount of the increase in the Specified Amount. Surrender Charges on increases in the initial Specified Amount will be applied with respect to Surrenders within 14 years of the date of the increase, the same as in the chart, above.

The sales charges applied in any Policy Year are not necessarily related to actual distribution expenses incurred in that year. Instead, First Ameritas expects to incur the majority of distribution expenses in the early Policy Years and to recover amounts to pay such expenses over the life of the Policy. To the extent that sales and distribution expenses exceed sales charges in any year, First Ameritas will pay such expenses from its other assets or surplus in its General Account, including amounts from mortality and expense risk charges and other charges made under the Policy. First Ameritas believes that this distribution financing arrangement will benefit Separate Account V and the Policy Owners.

TRANSFER CHARGE. After 15 transfers among the Investment Options in a Policy Year, a transfer charge of $10 (guaranteed not to increase) may be imposed for each additional transfer to compensate First Ameritas for the costs of processing the transfer. Since the charge reimburses First Ameritas only for the cost of processing the transfer, First Ameritas does not expect to make any profit from the transfer charge. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy Owner is invested. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of exchange rights.

PARTIAL WITHDRAWAL CHARGE. A charge will be imposed for each partial withdrawal. This charge will compensate First Ameritas for the administrative costs of processing the requested payment and in making necessary calculations for any reductions in Specified Amount which may be required because of the partial withdrawal. This charge is 2% of the amount withdrawn (maximum charge $25). No Surrender Charge is assessed on a partial withdrawal and a partial withdrawal charge is not assessed when a Policy is Surrendered.

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT
A daily Mortality and Expense Risk Charge will be deducted from the value of the net assets of the Separate Account to compensate First Ameritas for mortality and expense risks assumed in connection with the Policy. This daily charge from the Separate Account is currently at the rate of 0.001912% (equivalent to an annual rate of 0.70%) for Policy Years 1-4 and 0.001229% (equivalent to an annual rate of 0.45%) for Policy Years 5-20. After the twentieth year the daily charge will be applied at the rate of 0.000820% (equivalent to an annual rate of 0.30%) and will not exceed 0.90% annually (0.002459% daily) in the first 20
Policy Years, nor will it exceed 0.65% annually (0.001776% daily) after 20 Policy Years. The daily charge will be deducted from the net asset value of the Separate Account, and therefore the Subaccounts, on each Valuation Date. Where the previous day or days was not

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a Valuation  Date,  the deduction on the Valuation  Date will be the  applicable daily rate multiplied by the number of days since the last Valuation Date. No Mortality and Expense Risk Charges will be deducted from the amounts in the Fixed Account.

First Ameritas believes that this level of charge is within the range of industry practice for comparable flexible premium variable universal life policies. The mortality risk assumed by First Ameritas is that Insureds may live for a shorter time than calculated, and that the aggregate amount of Death Benefits paid will be greater than initially estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policies.

An Asset-Based Administrative Expense Charge will also be deducted from the value of the net assets of Separate Account V on a daily basis. Currently, there is no charge applied for Policy Years 1-4. Thereafter, this charge is applied at a rate of 0.000683% (equivalent to 0.25% annually) for Policy Years 5-20 and at a rate of 0.000409% (equivalent to 0.15% annually) for each Policy Year thereafter. The rate of this charge will never exceed 0.25% annually. No Asset-Based Administrative Expense Charge will be deducted from the amounts in the Fixed Account.

Policy Owners who choose to allocate Net Premiums to one or more of the Subaccounts will also bear a pro rata share of the management fees and expenses paid by each of the investment portfolios in which the various Subaccounts invest. No such management fees are assessed against Net Premiums allocated to the Fixed Account.
(See the Summary section for the Fund Expense Summary.)

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

First Ameritas may receive administrative fees from the investment advisers of certain Funds. First Ameritas currently does not assess a separate charge against the Separate Account or the Fixed Account for any federal, state or local income taxes. First Ameritas may, however, make such a charge in the future if income or gains within the Separate Account will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of First Ameritas changes.

GENERAL PROVISIONS

THE CONTRACT. The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by First Ameritas. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions. The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from First Ameritas.

CONTROL OF POLICY. The Policy Owner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policy Owner, if living; otherwise to any successor-owner or owners, if living; otherwise to the estate of the last Policy Owner to die.

BENEFICIARY. Policy Owners may name both primary and contingent Beneficiaries in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiary(ies) of the next class; otherwise to the Policy Owner; otherwise to the estate of the Policy Owner.



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CHANGE OF  BENEFICIARY.  The Policy Owner may change the  Beneficiary by written request at any time during the Insured's lifetime unless otherwise provided in the previous designation of Beneficiary. The change will take effect as of the date the change is recorded at the Service Office. First Ameritas will not be liable for any payment made or action taken before the change is recorded.

CHANGE OF POLICY OWNER OR ASSIGNMENT. In order to change the Policy Owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with First Ameritas at its Service Office. Any such assignment is subject to Outstanding Policy Debt. The change will take effect as of the date the change is recorded at the Service Office, and First Ameritas will not be liable for any payment made or action taken before the change is recorded. Payment of Death Benefit Proceeds is subject to the rights of any assignee of record. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS. The Death Benefit Proceeds are subject first to any debt to First Ameritas and then to the interest of any assignee of record. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated Beneficiary unless an Optional Method of Payment is selected. If no Beneficiary survives the Insured, the Death Benefit Proceeds shall be paid in one sum to the Policy Owner, if living; otherwise to any successor-owner, if living; otherwise to the Policy Owner's estate. Any proceeds payable on the Maturity Date or upon Surrender shall be paid in one sum unless an Optional Method of Payment is elected.

INCONTESTABILITY. First Ameritas cannot contest the Policy or reinstated Policy during the lifetime of the Insured after it has been in force for two years from the Policy Date (or reinstatement effective date). After the Policy Date, First Ameritas cannot contest an increase in the Specified Amount or addition of a rider during the lifetime of the Insured after such increase or addition has been in force for two years from its effective date. However, this two year provision shall not apply to riders with their own contestability provision.

MISSTATEMENT OF AGE AND SEX. If the age or sex of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit and any added riders provided will be those that would be purchased by the most recent deduction for the Cost of Insurance and the cost of any additional riders at the Insured's correct age or sex. The Death Benefit Proceeds will be adjusted correspondingly.

SUICIDE. The Policy does not cover suicide within two years of the Policy Date unless otherwise provided by a state's Insurance law. If the Insured commits suicide within two years after the Policy Date, First Ameritas will pay only the premiums received less any partial withdrawals, the cost for riders and any outstanding Policy debt. If the Insured commits suicide within two years after the effective date of any increase in the Specified Amount, First Ameritas's liability with respect to such increase will only be its total Cost of Insurance applicable to the increase.

POSTPONEMENT OF PAYMENTS. Payment of any amount upon Surrender, partial withdrawal, Policy loans, benefits payable at death or maturity, and transfers may be postponed whenever: (1) the New York Stock Exchange ("NYSE") is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Policy Owners; (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or (4) Surrenders, loans or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request. Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policy Owner's bank.

REPORTS AND RECORDS. First Ameritas will maintain all records relating to the Separate Account and will mail to the Policy Owner, at the last known address of record, within 30 days after each Policy Anniversary, an annual report which shows the current Accumulation Value, Net Cash Surrender Value, Death Benefit, premiums paid, Outstanding Policy Debt and other information. Quarterly statements are also mailed detailing Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program, or payment made by automatic bank draft or salary reduction arrangement), the Policy Owner may receive confirmation of such transactions in their quarterly

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



statements. The Policy Owner should review the information in these statements carefully. All errors or corrections must be reported to First Ameritas immediately to assure proper crediting to the Policy. First Ameritas will assume all transactions are accurately reported on quarterly statements unless First Ameritas is notified otherwise within 30 days after receipt of the statement. The Policy Owner will also be sent a periodic report for the Funds and a list of the portfolio securities held in each portfolio of the Funds.

ADDITIONAL INSURANCE BENEFITS (RIDERS). Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. All riders are not available in all states. The cost, if any, of additional insurance benefits will be deducted as part of the Monthly Deduction. (See the section on Charges From Accumulation Value--Monthly Deduction.)

        ACCELERATED BENEFIT RIDER FOR TERMINAL ILLNESS (LIVING BENEFIT RIDER). Upon satisfactory proof of terminal illness after the two-year contestable period, (no waiting period in certain states) First Ameritas will accelerate the payment of up to 50% of the lowest scheduled Death Benefit as provided by eligible coverages, less an amount up to two guideline level premiums.

        Future premium allocations after the payment of the benefit must be allocated to the Fixed Account. Payment will not be made for amounts less than $4,000 or more than $250,000 on all policies issued by First Ameritas or its affiliates. First Ameritas may charge the lesser of 2% of the benefit or $25 as an expense charge to cover the costs of administration. Satisfactory proof of terminal illness must include a written statement from a licensed physician who is not related to the Insured or the Policy Owner stating that the Insured has a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in the death of the Insured in less than 12 months (6 months in certain states) from the date of the physician's statement. Further, the condition must first be diagnosed while the Policy is in force.

        The accelerated benefit first will be used to repay any Outstanding Policy Debt, and will also affect future loans, partial withdrawals, and Surrenders. The accelerated benefit will be treated as a lien against the Policy Death Benefit and will thus reduce the Death Benefit Proceeds. Interest on the lien will be charged at the Policy loan interest rate. There is no extra premium for this rider.

        ACCIDENTAL DEATH BENEFIT RIDER. This rider provides additional insurance if the Insured's death results from accidental death, as defined in the rider. Under the terms of the rider, the additional benefits provided in the Policy will be paid upon receipt of proof by First Ameritas that death resulted directly and independently of all other causes from accidental bodily injuries incurred before the rider terminates and within 91 days after such injuries were incurred.

        CHILDREN'S PROTECTION RIDER. This rider provides for term insurance on the Insured's children, as defined in the rider. Under the terms of the rider, the Death Benefit will be payable to the named Beneficiary upon the death of any insured child. Upon receipt of proof of the Insured's death before the rider terminates, the rider will be considered paid up for the term of the rider.

        WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY RIDER. This rider provides for the waiver of Monthly Deductions for the Policy and all riders while the Insured is disabled.

        GUARANTEED INSURABILITY RIDER. This rider provides that the Policy Owner can purchase additional insurance for the Insured by increasing the Specified Amount of the Policy at certain future dates without evidence of insurability.

        DISABILITY BENEFIT PAYMENT RIDER. This rider provides for the payment by First Ameritas of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policy Owner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value.


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


        TERM RIDER FOR COVERED INSURED. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of any covered Insured, as identified in the rider.

        PAYOR WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY OF A COVERED PERSON RIDER. This rider provides for the wavier of monthly deductions for the Policy and all riders while the covered person is disabled. This rider is available for Insureds ages 0-14

        PAYOR DISABILITY RIDER. This rider provides for the payment by First Ameritas of a disability benefit in the form of premiums while the covered person, as defined in the rider, is totally disabled. The benefit amount may be chosen by the Policy Owner when the rider is issued. In addition, while the covered person is totally disabled, the cost of insurance for the rider will not be deducted from accumulation value.

DISTRIBUTION OF THE POLICIES

The principal underwriter for the Policies is Ameritas Investment Corp., a wholly owned subsidiary of AMAL Corporation, a holding company in which Ameritas Life Insurance Company is the majority owner, and an affiliate of First Ameritas. AIC was organized under Nebraska law on December 29, 1983, and is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). First Ameritas pays AIC for acting as the principal underwriter under an Underwriting Agreement. In 1999, AIC received gross variable universal life compensation of $0, and retained $0 in underwriting fees, and $0 in brokerage commissions on First Ameritas's variable universal life policies.

AIC offers its clients a wide variety of financial products and services and has the ability to execute stock and bond transactions on a number of national exchanges. AIC also serves as principal underwriter for First Ameritas's variable annuities, and for Ameritas Life's variable life and variable annuity. AIC is the underwriter for the Ameritas Portfolios, and also serves as its investment adviser. It also has executed selling agreements with a variety of mutual funds, unit investment trusts and direct participation programs.

The Policies are sold through registered representatives of AIC or other broker-dealers which have entered into selling agreements with First Ameritas or AIC. These registered representatives are also licensed by state insurance officials to sell First Ameritas's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD.

Under these selling agreements, First Ameritas pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. During the first Policy Year, the commission may equal an amount up to 95% of the first year target premium paid plus the first year cost of any riders and 2% for premiums paid in excess of the first year target premium. For Policy Years two through four, the commission may equal an amount up to 2% of premiums paid. Broker-dealers may also receive a service fee up to an annualized rate of .25% of the Accumulation Value beginning in the fifth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, First Ameritas may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives who meet certain production standards may receive additional compensation. First Ameritas may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of First Ameritas or any of its affiliates, employees and registered representatives of any broker-dealer that has entered into a sales agreement with First Ameritas or AIC and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

FEDERAL TAX MATTERS

The following discussion provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or cover all situations. This discussion is not intended as tax advice. No attempt has been made to consider in detail any applicable state or other tax laws except premium taxes (See discussion in the section on Premium Charge for Taxes). This discussion is based upon First Ameritas's

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

understanding of the relevant laws at the time of filing. Counsel and other competent tax advisors should be consulted for more complete information before a Policy is purchased. First Ameritas makes no representation as to the likelihood of the continuation of present federal income tax laws nor of the interpretations by the Internal Revenue Service. Federal tax laws are subject to change and thus tax consequences to the Insured, Policy Owner or Beneficiary may be altered.

(1) TAXATION OF FIRST AMERITAS. First Ameritas is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, (the "Code"). At this time, since the Separate Account is not a separate entity from First Ameritas, and its operations form a part of First Ameritas, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Net investment income and realized net capital gains on the assets of the Separate Account are reinvested and automatically retained as a part of the reserves of the Policy and are taken into account in determining the Death Benefit and Accumulation Value of the Policy. First Ameritas believes that the Separate Account net investment income and realized net capital gains will not be taxable to the extent that such income and gains are retained as reserves under the Policy.

     First Ameritas does not currently expect to incur any federal income tax liability attributable to the Separate Account with respect to the sale of the Policies. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. If, however, First Ameritas determines that it may incur such taxes attributable to the Separate Account, it may assess a charge for such taxes against the Separate Account. First Ameritas may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made). At present, they are not charges against the Separate Account. If there is a material change in state or local tax laws, charges for such taxes attributable to the Separate Account, if any, may be assessed against the Separate Account.

(2) TAX STATUS OF THE POLICY. The Code (Section 7702) includes a definition of a life insurance contract for federal tax purposes which places limitations on the amount of premiums that may be paid for the Policy and the relationship of the Accumulation Value to the Death Benefit. First Ameritas believes that the Policy meets the statutory definition of a life insurance contract. If the Death Benefit of a Policy is changed, the applicable defined limits may change.

     The Code (Section 7702A) also defines a "modified endowment contract" for federal tax purposes. If a life insurance policy is classified as a modified endowment contract, distributions from it (including loans) are taxed as ordinary income to the extent of any gain. This Policy will become a "modified endowment contract" if the premiums paid into the Policy fail to meet a 7-pay premium test as outlined in Section 7702A of the Code.

     Certain benefits the Policy Owner may elect under this Policy may be material changes affecting the 7-pay premium test. These include, but are not limited to, changes in Death Benefits and changes in the Specified Amount. One may avoid a Policy becoming a modified endowment contract by, among other things, not making excessive payments or reducing benefits. Should you deposit excessive premiums during a Policy Year, that portion that is returned by First Ameritas within 60 days after the Policy Anniversary Date will reduce the premiums paid to avoid the Policy becoming a modified endowment contract. All modified endowment policies issued by First Ameritas to the same Policy Owner in any 12 month period are treated as one modified endowment contract for purposes of determining taxable gain under Section 72(e) of the Internal Revenue Code. Any life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. You should contact a competent tax professional before paying additional premiums or making other changes to the Policy to determine whether such payments or changes would cause the Policy to become a modified endowment contract.

     The Code (Section 817(h)) also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for the investments of the Separate Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. If the Policy is not treated as life insurance because it fails the diversification requirements, the Policy Owner is then subject to federal income

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

     tax on gain in the Policy as it is earned. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in regulations published in the Federal Register on March 2, 1989, which affect how the Fund's assets may be invested.

     While AIC and CAMCO, First Ameritas affiliates, are advisers to certain of the portfolios, First Ameritas does not have control over any of the Funds or their investments. However, First Ameritas believes that the Funds will be operated in compliance with the diversification requirements of the Internal Revenue Code. Thus, First Ameritas believes that the Policy will be treated as a life insurance contract for federal tax purposes.


     In connection with the issuance of regulations relating to the diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which policy owners may direct their investments to particular divisions of a separate account. Regulations in this regard may be issued in the future. It is not clear what these regulations will provide nor whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, First Ameritas reserves the right to modify the Policy as necessary to prevent the Policy Owner from being considered the owner of the assets of the Separate Account or otherwise to qualify the Policy for favorable tax treatment.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

(3) TAX TREATMENT OF POLICY PROCEEDS. First Ameritas believes that the Policy will be treated in a manner consistent with a fixed benefit life insurance policy for federal income tax purposes. Thus, First Ameritas believes that the Death Benefit payable prior to the original Maturity Date will generally be excludable from the gross income of the Beneficiary under
     Section 101(a)(1) of the Code and the Policy Owner will not be deemed to be in constructive receipt of the Accumulation Value under the Policy until its actual Surrender. However there are certain exceptions to the general rule that death benefit proceeds are non-taxable. Federal, state and local tax consequences of ownership or receipt of proceeds under a Policy depends on the circumstances of each Policy Owner and Beneficiary.

     DISTRIBUTIONS FROM POLICIES THAT ARE NOT "MODIFIED ENDOWMENT CONTRACTS." Distributions (while the Insured is still alive) from a Policy that is not a modified endowment contract are generally treated as first a recovery of the investment in the Policy and then only after the return of all such investment, as disbursing taxable income. However, in the case of a decrease in the Death Benefit, a partial withdrawal, a change in Death Benefit option, or any other such change that reduces future benefits under the Policy during the first 15 years after a Policy is issued an that results in a cash distribution to the Policy Owner in order for the Policy to continue complying with the Section 7702 defined limits on premiums and Accumulation Values, such distributions may be taxable in whole or in part as ordinary income to the Policy Owner (to the extent of any gain in the Policy) as prescribed in Section 7702. In addition, upon a complete Surrender or lapse of a Policy that is not a "modified endowment contract," if the amount received plus the amount of any outstanding Policy debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income for tax purposes. Investment in the Policy means
     (1) the total amount of any premiums paid for the Policy plus the amount of any loan received under the Policy to the extent the loan is included in gross income of the Policy Owner minus(2) the total amount received under the Policy by the Policy Owner that was excludable from gross income, excluding any non-taxable loan received under the Policy.

     First Ameritas also believes that loans received under a Policy that is not a 'modified endowment contract"will be treated as debt of the Policy Owner and that no part of any loan under a Policy will constitute income to the Policy Owner so long as the Policy remains in force, unless the Policy becomes a "modified endowment contract." See discussion of modified endowment contract distributions in the section on Tax Status of the Policy. Should the Policy lapse while Policy loans are outstanding the portion of the loans attributable to earnings will become taxable. Generally, interest paid on any loan under a Policy owned by an individual will not be tax-deductible.


                                   ENCORE! II
                                       39

     Except for policies with respect to a limited number of key persons of an employer (both as defined in the Internal Revenue Code), and subject to applicable interest rate caps and debt limits, the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act") generally repeals the deduction for interest paid or accrued after October 13, 1995 on loans from corporate owned life insurance policies on the lives of officers, employees or persons financially interested in the taxpayer's trade or business. Certain transitional rules for then existing debt are included in the Health Insurance Act. The transitional rules include a phase-out of the deduction for debt incurred (1) before January 1, 1996, or
     (2) before January 1, 1997, for policies entered into in 1994 or 1995. The phase-out of the interest expense deduction occurs over a transition period between October 13, 1995 and January 1, 1999. There is also a special rule for pre-June 21, 1986 policies. The Taxpayer Relief Act of 1997 ("TRA '97"), further expanded the interest deduction disallowance for businesses by providing, with respect to policies issued after June 8, 1997, that no deduction is allowed for interest paid or accrued on any debt with respect to life insurance covering the life of any individual (except as noted above under pre-'97 law with respect to key persons and pre-June 21, 1986 policies). Any material change in a policy (including a material increase in the death benefit) may cause the policy to be treated as a new policy for purposes of this rule. TRA '97 also provides that no deduction is permissible for premiums paid on a life insurance policy if the taxpayer is directly or indirectly a beneficiary under the policy. Also under TRA "97 and subject to certain exceptions, for policies issued after June 8, 1997, no deduction is allowed for that portion of a taxpayer's interest expense that is allocable to unborrowed policy cash values. This disallowance generally does not apply to policies owned by natural persons. Policy Owners should consult a competent tax advisor concerning the tax implications of these changes for their Policies.

     DISTRIBUTIONS FROM POLICIES THAT ARE "MODIFIED ENDOWMENT CONTRACTS." Should the Policy become a "modified endowment contract" partial withdrawals, full Surrenders, assignments, pledges, and loans (including loans to pay loan interest) under the Policy will be taxable to the extent of any gain under the Policy. A 10% penalty tax also applies to the taxable portion of any distribution made prior to the taxpayer is disabled as defined under the Code or if the distribution is paid out in the form of a life annuity on the life of the taxpayer or the joint lives of the taxpayer and Beneficiary.

     The right to exchange the Policy for a flexible premium adjustable life insurance policy (See the section on Exchange Privilege.), the right to change Policy Owners (See the section on General Provisions.), and the provision for partial withdrawals (See the section on Surrenders.) may have tax consequences depending on the circumstances of such exchange, change, or withdrawal. Upon complete Surrender or when Maturity Benefits are paid, if the amount received plus any Outstanding Policy Debt exceeds the total premiums paid (the "basis") that are not treated as previously withdrawn by the Policy Owner, the excess generally will be taxed as ordinary income.

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Death Benefit Proceeds depend on applicable law and the circumstances of each Policy Owner or Beneficiary. In addition, if the Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Internal Revenue Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply. Further, the tax consequences of using the Policy in nonqualified plan arrangements may vary depending on the particular facts and circumstances of the arrangement. The advice of competent counsel should be sought in connection with use of life insurance in a qualified or nonqualified plan.

YOU SHOULD CONSULT QUALIFIED TAX AND/OR LEGAL ADVISORS TO OBTAIN COMPLETE INFORMATION OF FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS APPLICABLE TO YOUR PARTICULAR SITUATION.


                                   ENCORE! II
                                       40

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

First Ameritas holds the assets of the Separate Account. The assets are kept physically segregated and held separately and apart from the General Account assets, except for the Fixed Account. First Ameritas maintains records of all purchases and redemptions of Funds' shares by each of the Subaccounts.

THIRD PARTY SERVICES

First Ameritas is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the Policies. First Ameritas does not engage any such third parties to offer such services of any type. In certain cases, First Ameritas has agreed to honor transfer instructions from such services where it has received powers of attorney, in a form acceptable to it, from the Policy Owners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with First Ameritas for the sale of Policies. First Ameritas takes no responsibility for the investment allocations and transfers transacted on a Policy Owner's behalf by such third parties or any investment allocation recommendations made by such parties. Policy Owners should be aware that fees paid for such services are separate and in addition to fees paid under the Policies.

VOTING RIGHTS

First Ameritas is the legal holder of the shares held in the Subaccounts of the Separate Account and as such has the right to vote the shares, to elect Directors of the Funds, and to vote on matters that are required by the Investment Company Act of 1940 and upon any other matter that may be voted upon at a shareholder meeting. To the extent required by law, First Ameritas will vote all shares of each of the Funds held in the Separate Account at regular and special shareholder meetings of the Funds according to instructions received from Policy Owners based on the number of shares held as of the record date for such meeting.

The number of Fund shares in a Subaccount for which instructions may be given by a Policy Owner is determined by dividing the Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policy Owners are received and Fund shares held in each Subaccount which do not support Policy Owner interests will be voted by First Ameritas in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, First Ameritas may elect to vote shares of the Fund in its own right.

DISREGARD OF VOTING INSTRUCTION. First Ameritas may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Funds' portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, First Ameritas itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if First Ameritas reasonably disapproves those changes in accordance with applicable federal regulations. If First Ameritas does disregard voting instructions, it will advise Policy Owners of that action and its reasons for the action in the next annual report or proxy statement to Policy Owners.

STATE REGULATION OF FIRST AMERITAS

First Ameritas, a stock insurance company organized under the laws of New York, is subject to regulation by the New York Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of First Ameritas and the Separate Account as of December 31 of the preceding year must be filed with the New York Department of Insurance. Periodically, the New York Department of Insurance examines the liabilities and reserves of First Ameritas and the Separate Account.


                                   ENCORE! II
                                       41

EXECUTIVE OFFICERS AND DIRECTORS OF FIRST AMERITAS

This list shows name and position(s) with First Ameritas followed by the principal occupations for the last five years. Where an individual has held more than one position with an organization during the last 5-year period, the last position held has been given.

KENNETH C. LOUIS, DIRECTOR, CHAIRMAN OF THE BOARD
Director, President and Chief Operating Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

MITCHELL F. POLITZER, DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER*
Director, Senior Vice President/Chief Marketing Officer: Unity Mutual Life Insurance Company; Director, President and Chief Executive Officer: Unity Financial Life Insurance Company; Director and President: Germantown Financial Group, Inc; formerly Director and President Germantown Life Reinsurance Company.

LAWRENCE J. ARTH, DIRECTOR
Director, Chairman of the Board, and Chief Executive Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

JOHN P. CARSTEN, DIRECTOR

PHYLLIS J. CARSTEN-BOYLE, DIRECTOR, VICE PRESIDENT  - GROUP OPERATIONS*

ROBERT J. LANIK, DIRECTOR

JOANN M. MARTIN, DIRECTOR, VICE PRESIDENT
Senior Vice President and Chief Financial Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

DAVID C. MOORE, DIRECTOR

DAVID J. MEYERS, DIRECTOR

JAMES F. NISSEN, DIRECTOR

TONN M. OSTERGARD, DIRECTOR

JAMES E. REMBOLT, DIRECTOR

EDMUND G. SULLIVAN, DIRECTOR

ROBERT C. BARTH, CONTROLLER

DONALD R. STADING, VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
Senior Vice President, Secretary and Corporate General Counsel: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.


Principal business address of all, except as noted is Ameritas Life Insurance Corp., 5900 "O" Street, P.O. Box 81889, Lincoln, Nebraska 68501 * Principal business address: First Ameritas Life Insurance Corp. of New York, 400 Rella Boulevard, Suite 214, Suffern, New York 10901


                                   ENCORE! II
                                       42

LEGAL MATTERS

All matters of New York law pertaining to the Policy, including the validity of the Policy and First Ameritas's right to issue the Policy under New York Insurance Law, have been passed upon by Donald R. Stading, Secretary and General Counsel of First Ameritas.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. First Ameritas is not involved in any litigation that is of material importance in relation to its ability to meet its obligations under the Policies, or that relates to the Separate Account. AIC is not involved in any litigation that is of material importance in relation to its ability to perform under its underwriting agreement.

EXPERTS

Actuarial matters included in this prospectus have been examined by Russell J. Wiltgen, Vice President - Individual Product Management of Ameritas Life Insurance Corp., as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION

A registration statement will be filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, First Ameritas and the Policy offered hereby. Statements contained in this prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

FINANCIAL STATEMENTS

The financial statements of First Ameritas which are included in this prospectus should be considered only as bearing on the ability of First Ameritas to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.





                                   ENCORE! II
                                       43

APPENDIX A

ILLUSTRATIONS OF DEATH BENEFITS AND VALUES

The following tables illustrate how the values and Death Benefits of a Policy may change with the investment experience of the Fund. The tables show how the values and Death Benefits of a Policy issued to an Insured of a given age and specified underwriting risk classification who pays the given premium at issue would vary over time if the investment return on the assets held in each portfolio of the Funds were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages A-3 through A-6 illustrate a Policy issued to a male, age 45, under a preferred rate non-tobacco underwriting risk classification. This Policy provides for a standard tobacco use and non-tobacco use, and preferred non-tobacco classification and different rates for certain specified amounts. The values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years, or if the Insured were assigned to a different underwriting risk classification.

The second column of the tables shows the accumulated value of the premiums paid at 5%. The following columns show the Death Benefits and the values for uniform hypothetical rates of return shown in these tables. The tables on pages A-3 and A-5 are based on the current Cost of Insurance Rates, current expense deductions and the current percent of premium loads. These reflect the basis on which First Ameritas currently sells its Policies. The maximum allowable Cost of Insurance Rates under the Policy are based upon the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables (Smoker is referenced for tobacco use rates; Non-Smoker is referenced for non-tobacco use rates). Since these are recent tables and are split to reflect tobacco use and sex, the current Cost of Insurance Rates used by First Ameritas are at this time equal to the maximum Cost of Insurance Rates for many ages. First Ameritas anticipates reflecting future improvements in actual mortality experience through adjustments in the current Cost of Insurance Rates actually applied. First Ameritas also anticipates reflecting any future improvements in expenses incurred by applying lower percent of premiums of loads and other expense deductions. The Death Benefits and values shown in the tables on pages A-4 and A-6 are based on the assumption that the maximum allowable Cost of Insurance Rates as described above and maximum allowable expense deductions are made throughout the life of the Policy.

The amounts shown for the Death Benefits, Surrender values and accumulation values reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return of the assets held in the Funds as a result of expenses paid by the Fund and charges levied against the Subaccounts. The values shown take into account an average of the expenses paid by each portfolio available for investment at an equivalent annual rate of 1.00% (which is in excess of the current equivalent annual rate of 0.96% of the aggregate average daily net assets of the Funds) and the daily charge by First Ameritas to each Subaccount for assuming mortality and expense risks and administrative expenses (which is equivalent to a charge at an annual rate of 0.70% for Policy Years 1-20 and 0.45% thereafter on pages A-3 and A-5 and at an annual rate of 1.15% on pages A-4 and A-6 of the average net assets of the Subaccounts). A portion of the brokerage commissions that certain Fidelity Portfolios pay was used to reduce Portfolio expenses. In addition, certain Fidelity Portfolios have entered into arrangements with their custodian whereby interest earned on uninvested cash balances was used to reduce custodian expenses. Without these reductions, expenses would have been higher. The investment adviser or other affiliates of the various Funds have agreed to reimburse the portfolios to the extent that the aggregate operating expenses (certain portfolios may exclude certain items and the Ameritas Portfolios rates after reimbursement may be increased after November 1, 2000) were in excess of an annual rate of 0.30% for the Ameritas Money Market portfolio, 0.28% for the Ameritas Index 500 Portfolio, 0.79% for the Ameritas Growth portfolio; 0.70% for the Ameritas Income & Growth portfolio, 0.89% for the Ameritas Small Capitalization portfolio, 0.84% for the Ameritas MidCap Growth portfolio, 0.85% for the Ameritas Emerging Growth portfolio, 0.86% for the Ameritas Research portfolio, 0.88% for the Ameritas Growth With Income portfolio, 1.25% for the Alger American Balanced portfolio; 1.50% for the Alger American Leveraged AllCap portfolio, 1.20% for the UIF Asian Equity, 1.15% for the UIF Global Equity and UIF International Magnum, 1.10% for the UIF U.S. Real Estate Portfolios of daily net assets. MFS Co. has agreed to bear expenses for the Global Governments Series and New Discovery Series, subject to reimbursement by the series, such that each series "Other Expenses" shall not exceed 0.25% of the average daily net assets of the series during the current fiscal year. These agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return. The illustrated gross annual investment rates of return of 0%, 6%, and 12% were computed after deducting fund expenses and correspond to approximate net annual rates of -1.60%, 4.40%, and 10.40% respectively, for Policy Years 1-20 and -1.35%, 4.65%, and 10.65% for the Policy Years thereafter respectively, on pages A-3 and A-5 and -2.05%, 3.95%, and 9.95% respectively, on pages A-4 and A-6.

The hypothetical values shown in the tables do not reflect any charges for federal income tax burden attributable to the Separate Account, since First Ameritas is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the Death Benefits and Accumulation Values illustrated. (See the section on Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Separate Account, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy Owner has not requested an increase or decrease in the initial Specified Amount, that no partial withdrawals have been made, and that no more than fifteen transfers have been made in any Policy Year so that no transfer charges have been incurred. Illustrated values would be different if the proposed Insured were female, a tobacco user, in substandard risk classification, or were another age, or if a higher or lower premium was illustrated.

Upon request, First Ameritas will provide comparable illustrations based upon the proposed Insured's age, sex and underwriting classification, the Specified Amount, the Death Benefit option, and planned periodic premium schedule requested, and any available riders requested. These illustrations may be provided to you in printed form by your registered representative. First Ameritas may also make these illustrations available to you by electronic means, such as through our website. In addition, upon client request, illustrations may be furnished reflecting allocation of premiums to specified Subaccounts. Such illustrations will reflect the expenses of the portfolio in which the Subaccount invests.


ILLUSTRATION OF POLICY VALUES
FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK


                                       ENDOWMENT AT AGE 100

Male Issue Age: 45                    Nontobacco                        Preferred Underwriting Class

                              PLANNED PERIODIC ANNUAL PREMIUM: $6000
                                INITIAL SPECIFIED AMOUNT: $500000
                                     DEATH BENEFIT OPTION: A

                        USING CURRENT SCHEDULE OF COST OF INSURANCE RATES

                       0% Hypothetical Gross     6% Hypothetical Gross    12% Hypothetical Gross
                     Annual Investment Return  Annual Investment Return  Annual Investment Return
                          (-1.79% Net)              ( 4.21% Net)               (10.21% Net)
                    ---------------------------------------------------------------------------------------
        Accumulated
End Of  Premiums At Accumu-    Cash             Accumu-   Cash          Accumu-    Cash
Policy  5% Interest  lation  Surrender  Death   lation  Surrender Death  lation  Surrender Death
 Year     Per Year   Value     Value   Benefit   Value    Value  Benefit Value    Value   Benefit
 ----     --------   -----     -----   -------   -----    -----  ------- -----    -----   -------
   1            6300    4405         0   500000     4711        0 500000    5018        0   500000
   2           12915    8626      1911        0     9513     2798 500000   10438     3723   500000
   3           19860   12663      5948   500000    14407     7692 500000   16301     9586   500000
   4           27153   16520      9805   500000    19400    12685 500000   22657    15942   500000
   5           34811   20197     13482   500000    24493    17778 500000   29554    22839   500000
   6           42852   23699     17655   500000    29695    23652 500000   37056    31013   500000
   7           51294   27020     21648   500000    35004    29632 500000   45220    39848   500000
   8           60159   30171     25470   500000    40431    35731 500000   54128    49427   500000
   9           69467   33144     29115   500000    45977    41948 500000   63853    59824   500000
  10           79240   35941     32583   500000    51646    48289 500000   74485    71127   500000

  15          135944   47219     47219   500000    81991    81991 500000  145177   145177   500000
  20          208315   53019     53019   500000   115476   115476 500000  259307   259307   500000

 Ages
  60          135944   47219     47219   500000    81991    81991 500000  145177   145177   500000
  65          208315   53019     53019   500000   115476   115476 500000  259307   259307   500000
  70          300680   47418     47418   500000   149178   149178 500000  452488   452488   524886
  75          418564   20154     20154   500000   175961   175961 500000  781429   781429   836129

1) Assumes an annual $6000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY FIRST AMERITAS OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


ILLUSTRATION OF POLICY VALUES
FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK

                                       ENDOWMENT AT AGE 100

Male Issue Age: 45                    Nontobacco                        Preferred Underwriting Class

                              PLANNED PERIODIC ANNUAL PREMIUM: $6000
                                INITIAL SPECIFIED AMOUNT: $500000
                                     DEATH BENEFIT OPTION: A

                   USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                       0% Hypothetical Gross     6% Hypothetical Gross    12% Hypothetical Gross
                     Annual Investment Return  Annual Investment Return  Annual Investment Return
                          (-2.04% Net)              ( 3.96% Net)               ( 9.96% Net)
                    ---------------------------------------------------------------------------------------
        Accumulated
End Of  Premiums At Accumu-    Cash             Accumu-   Cash          Accumu-    Cash
Policy  5% Interest  lation  Surrender  Death   lation  Surrender Death  lation  Surrender Death
 Year     Per Year   Value     Value   Benefit   Value    Value  Benefit Value    Value   Benefit
 ----     --------   -----     -----   -------   -----    -----  ------- -----    -----   -------
   1            6300    4405         0   500000     4711        0 500000    5018        0   500000
   2           12915    8042      1327   500000     8908     2193 500000    9812     3097   500000
   3           19860   11491      4776   500000    13155     6440 500000   14968     8253   500000
   4           27153   14734      8019   500000    17436    10721 500000   20503    13788   500000
   5           34811   17758     11043   500000    21735    15020 500000   26441    19726   500000
   6           42852   20560     14516   500000    26044    20001 500000   32818    26775   500000
   7           51294   23110     17738   500000    30337    24965 500000   39652    34280   500000
   8           60159   25385     20684   500000    34581    29881 500000   46963    42262   500000
   9           69467   27360     23331   500000    38753    34724 500000   54780    50751   500000
  10           79240   29002     25644   500000    42808    39451 500000   63129    59771   500000

  15          135944   31280     31280   500000    60192    60192 500000  114361   114361   500000
  20          208315   19566     19566   500000    67704    67704 500000  187183   187183   500000

 Ages
  60          135944   31280     31280   500000    60192    60192 500000  114361   114361   500000
  65          208315   19566     19566   500000    67704    67704 500000  187183   187183   500000
  70          300680      0*        0*       0*    51765    51765 500000  295923   295923   500000
  75          418564      0*        0*       0*       0*       0*     0*  481266   481266   514954

* In the absence of an additional premium

1) Assumes an annual $6000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY FIRST AMERITAS OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


ILLUSTRATION OF POLICY VALUES
FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK

                                       ENDOWMENT AT AGE 100

Male Issue Age: 45                    Nontobacco                        Preferred Underwriting Class

                             PLANNED PERIODIC ANNUAL PREMIUM: $20000
                                INITIAL SPECIFIED AMOUNT: $500000
                                     DEATH BENEFIT OPTION: B

                        USING CURRENT SCHEDULE OF COST OF INSURANCE RATES

                       0% Hypothetical Gross     6% Hypothetical Gross    12% Hypothetical Gross
                     Annual Investment Return  Annual Investment Return  Annual Investment Return
                          (-1.79% Net)              ( 4.21% Net)               (10.21% Net)
                    ---------------------------------------------------------------------------------------
        Accumulated
End Of  Premiums At Accumu-    Cash             Accumu-   Cash          Accumu-    Cash
Policy  5% Interest  lation  Surrender  Death   lation  Surrender Death  lation  Surrender Death
 Year     Per Year   Value     Value   Benefit   Value    Value  Benefit Value    Value   Benefit
 ----     --------   -----     -----   -------   -----    -----  ------- -----    -----   -------
   1           21000   17661     10946   517661    18777    12062 517661   19893    13178   519893
   2           43050   34887     28172   534887    38222    31507 534887   41691    34976   541691
   3           66202   51682     44967   551682    58358    51643 551682   65584    58869   565584
   4           90512   68053     61338   568053    79215    72500 568053   91785    85070   591785
   5          116038   84003     77288   584003   100817    94102 584003  120524   113809   620524
   6          142840   99539     93496   599539   123197   117154 599539  152062   146019   652062
   7          170982  114659    109287   614659   146377   141005 614659  186673   181301   686673
   8          200531  129376    124675   629376   170395   165694 629376  224676   219976   724676
   9          231557  143686    139657   643686   195277   191248 643686  266408   262379   766408
  10          264135  157592    154234   657592   221054   217697 657592  312244   308887   812244

  15          453149  221113    221113   721113   364528   364528 721113  619012   619012  1119012
  20          694384  273836    273836   773836   534777   534777 773836 1110876  1110876  1610876

 Ages
  60          453149  221113    221113   721113   364528   364528 721113  619012   619012  1119012
  65          694384  273836    273836   773836   534777   534777 773836 1110876  1110876  1610876
  70         1002268  312745    312745   812745   746515   746515 812745 1938642  1938642  2438642
  75         1395214  326042    326042   826042   987033   987033 826042 3287390  3287390  3787390

1) Assumes an annual $20000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY FIRST AMERITAS OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


ILLUSTRATION OF POLICY VALUES
FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK

                                       ENDOWMENT AT AGE 100

Male Issue Age: 45                    Nontobacco                        Preferred Underwriting Class

                             PLANNED PERIODIC ANNUAL PREMIUM: $20000
                                INITIAL SPECIFIED AMOUNT: $500000
                                     DEATH BENEFIT OPTION: B

                   USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                       0% Hypothetical Gross     6% Hypothetical Gross    12% Hypothetical Gross
                     Annual Investment Return  Annual Investment Return  Annual Investment Return
                          (-2.04% Net)              ( 3.96% Net)               ( 9.96% Net)
                    ---------------------------------------------------------------------------------------
        Accumulated
End Of  Premiums At Accumu-    Cash             Accumu-   Cash          Accumu-    Cash
Policy  5% Interest  lation  Surrender  Death   lation  Surrender Death  lation  Surrender Death
 Year     Per Year   Value     Value   Benefit   Value    Value  Benefit Value    Value   Benefit
 ----     --------   -----     -----   -------   -----    -----  ------- -----    -----   -------
   1           21000   17614     10899   517614    18730    12015 518730   19847    13132   519847
   2           43050   33991     27276   533991    37286    30571 537286   40717    34002   540717
   3           66202   49891     43176   549891    56430    49715 556430   63515    56800   563515
   4           90512   65314     58599   565314    76174    69459 576174   88420    81705   588420
   5          116038   80249     73534   580249    96522    89807 596522  115624   108909   615624
   6          142840   94698     88655   594698   117487   111444 617488  145342   139299   645342
   7          170982  108636    103264   608636   139061   133689 639061  177791   172419   677791
   8          200531  122039    117338   622038   161229   156528 661228  213203   208503   713204
   9          231557  134887    130858   634887   183984   179955 683984  251846   247817   751846
  10          264135  147148    143790   647148   207306   203949 707306  293991   290634   793992

  15          453149  198864    198864   698864   331912   331912 831912  569354   569354  1069354
  20          694384  231132    231132   731132   466728   466728 966728  993166   993166  1493166

 Ages
  60          453149  198864    198864   698864   331912   331912 831912  569354   569354  1069354
  65          694384  231132    231132   731132   466728   466728 966728  993166   993166  1493166
  70         1002268  235504    235504   735504   602030   6020301102030 1642058  1642058  2142058
  75         1395214  198788    198788   698788   719818   7198181219818 2632615  2632615  3132615

1) Assumes an annual $20000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY FIRST AMERITAS OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                           INCORPORATION BY REFERENCE


The Registrant, First Ameritas Variable Life Separate Account, purchases or will purchase units from the portfolios of these Funds at the direction of its Policy Owners. The prospectuses of these Funds will be distributed with this prospectus and are hereby incorporated by reference. The prospectuses incorporated by reference are as follows:

                          Calvert Variable Series, Inc.
                               Ameritas Portfolios
                            Registration No. 2-80154

                          Calvert Variable Series, Inc.
                            Registration No. 2-80154

                        Variable Insurance Products Fund
                            Registration No. 2-75010

                             The Alger American Fund
                            Registration No. 33-21722

                          MFS Variable Insurance Trust
                           Registration No. 333-74668

                     The Universal Institutional Funds, Inc.
                            Registration No. 333-3013

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant  makes  the  following   representation   pursuant  to  the  National
Securities Markets Improvements Act of 1996:

First Ameritas Life Insurance Corp. of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


                              RULE 484 UNDERTAKING

First Ameritas's By-laws provide as follows:

"Any person made or threatened to be made a party to an action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate then is or was a director, officer or employee of the Company, or then serves or has served any other corporation in any capacity at the request of the Company, shall be indemnified by the Company against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be indemnified by the laws of the State of New York. The provisions of this article shall not adversely affect any right to indemnification which any person may have apart from the provisions of this article."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and wil be governed by the final adjudication of such issue.


                     REPRESENTATION PURSUANT TO RULE 6E-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

The facing sheet.
The prospectus  consisting of 48 pages.
The  undertaking  to file reports.
The undertaking pursuant to Rule 484.
Representations pursuant to Rule 6e-3(T).
The signatures.
Written consents of the following:
(a) Russell J. Wiltgen
(b) Donald R. Stading
(c) Auditors - To be provided.
The Following Exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2.
        (1)Resolution of the Board of Directors of First Ameritas Authorizing Establishment of the Account.
        (2)Not applicable.
        (3)(a) Principal Underwriting Agreement.
           (b) Proposed Form of Selling Agreement.
           (c) Commission Schedule. To be provided.
        (4) Not Applicable.
        (5)(a) Proposed Form of Policy.
           (b) Proposed Form of Policy Riders.
        (6)(a) Articles of Incorporation of First Ameritas Life Insurance Corp. of New York.
           (b) Bylaws of First Ameritas Life Insurance Corp. of New York.
        (7)Not applicable.
        (8)Proposed Form of Participation Agreement.
        (9)Not Applicable.
        (10) Application for Policy. To be provided.
        (11) Code of Ethics.
2. (a)(b) Opinion and Consent of Donald R. Stading.
3. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) or Part I.
4.  Not applicable.
5.  Not applicable.
6. (a)(b) Opinion and Consent of Russell J. Wiltgen.
7.  Consent of auditors. To be provided.
8.  Form of Notice of Withdrawal Right and Refund pursuant to Rule 6e-3(T)(b)
   (13)(viii) under the Investment Company Act of 1940. To be provided.
9.  Powers of Attorney.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements of Securities Act Rule 485(a) for effectiveness of this Registration Statement on Form S- 6, and has caused this Registration Statement to be signed on its behalf in the City of Lincoln, State of Nebraska on June 12, 2000.

                      FIRST AMERITAS VARIABLE LIFE SEPARATE ACCOUNT, Registrant FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK, Depositor


                             By:/S/ KENNETH C. LOUIS *
                                ----------------------
                                    Kenneth C. Louis
                                    Chairman of the Board

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons on June 12, 2000 in the capacities and on the duties indicated.

     SIGNATURE                             TITLE

/S/ KENNETH C. LOUIS *        Director, Chairman of the Board
----------------------
    Kenneth C. Louis

/S/ MITCHELL F. POLITZER *        Director, President and
--------------------------
    Mitchell F. Politzer          Chief Executive Officer

/S/ ROBERT C. BARTH *                   Controller
---------------------
        Robert C. Barth       (PRINCIPAL ACCOUNTING OFFICER)

/S/ WILLIAM W. LESTER *                  Treasurer
 ----------------------
       William W. Lester       (PRINCIPAL FINANCIAL OFFICER)


    /s/ Donald R. Stading
by _______________________ for and on behalf of:
    Donald R. Stading

Lawrence J. Arth *                       Director
John P. Carsten *                        Director
Phyllis J. Carsten-Boyle *               Director
Robert J. Lanik *                        Director
JoAnn M. Martin *                        Director
David C. Moore *                         Director
David J. Meyers *                        Director
James F. Nissen *                        Director
Tonn Ostergard *                         Director
James E. Rembolt *                       Director
Edmund G. Sullivan *                     Director

* Signed by Donald R. Stading under Powers of Attorney executed effective as of June 6, 2000.

                                  EXHIBIT INDEX

EXHIBIT

1.(A)(1) Resolution of the Board of Directors of First Ameritas Authorizing Establishment of the Account
1.(A)(3)(a)Principal Underwriting Agreement
1.(A)(3)(b)Proposed Form of Selling Agreement
1.(A)(5)(a)Proposed Form of Policy
1.(A)(6)(a)Articles of Incorporation of First Ameritas Life Insurance Corp. of
           New York
1.(A)(6)(b)Bylaws of First Ameritas Life Insurance Corp. of New York
1.(A)(8)   Proposed Form of Participation Agreement
1.(A)(11)  Code of Ethics
2. (a)(b)  Opinion and Consent of Donald R. Stading
6. (a)(b)  Opinion and Consent of Russell J. Wiltgen
9.         Powers of Attorney